Exhibit 1

<SUBMISSION>
      <TYPE>  20-F
      <FILER>
            <CIK>  0001096481
            <CCC>  xxxxxxx
      </FILER>
      <PERIOD>  04/28/2005
      <SROS>  NASD
      <SUBMISSION-CONTACT>
            <NAME>  EDGAR  Advantage  Service  Team
            <PHONE>  (800)  688  -  1933
      </SUBMISSION-CONTACT>

Angiotech Pharmaceuticals, Inc.

Annual Report 2004

Convergence

2004 Annual Report

Chapter I - Corporate Profile

Highlights of the Year

Letter to Shareholders

Chapter II - A New Perspective

Technology Pipeline

Approved Products

Chapter III - Innovation

Products in Development

Chapter IV - New Potentials

Business Development

Chapter V - New Industry

Corporate Governance

Management’s Discussion & Analysis

Consolidated Financial Statements

Corporate Directory

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained in this annual report that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain or enforce patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents, liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance.

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for the next several years, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds or incur debt to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval. In such an event, we intend to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources. No assurance can be given that additional funding will be available on favourable terms, or at all. If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations. Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. In addition to those noted above, operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (iv) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained to reflect future results, events or developments.

Please refer to the qualification regarding the forward-looking statements pertaining to the financial statements and MD&A on page 30.

Vancouver - based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for challenging disease states and advance surgical outcomes.

The Highlights 2004

January 15

Veteran Health Care Banker Thomas Bailey Joins Angiotech as Vice President of Business Development

February 4

Angiotech Completes 2-for-1 Stock Split

March 4

Partner, Boston Scientific Corp. (“BSC”), Announces FDA Approval for its TAXUS® Express2™ Paclitaxel-Eluting Coronary Stent System, Utilitizing Angiotech’s Paclitaxel-Eluting Technology.

April 14

Extends Exclusive Licensing Agreement with Poly-Med, Inc. for Biomaterial Technologies

May 25

Partner, BSC, Announces Positive Results from its TAXUS VI Drug-Eluting Stent Trial

June 10

Shareholders Elect Dr. Glen Nelson, Mr. Edward Brown, and Mr. Arthur Willms to the Board of Directors

June 24

Introduces CoStasis® (Vitagel™) to Orthopedic and Spinal Surgery Market Through Distribution Agreement with Orthovita, Inc.

June 28

Completes Enrollment of its Pivotal Vascular Wrap™ Paclitaxel-Eluting Mesh Study

July 6

Closes $25 Million Strategic Equity Investment in Orthovita

July 22

Partner, BSC, Receives FDA Approval for Clinical Trial of its Liberté™ Paclitaxel-Eluting Coronary Stent System, Utilitizing Angiotech’s Paclitaxel-Eluting Technology.

August 6

Completes NeuColl, Inc. Acquisition

August 26

Partner, BSC, Announces Enrollment of First Patient in Clinical Trial for Next-Generation Paclitaxel-Eluting Coronary Stent System, Utilitizing Angiotech’s Paclitaxel-Eluting Technology.

September 4

Q3 2004 is Angiotech’s First Operationally Profitable Quarter

September 17

Obtains Rights to Polymer Drug Delivery Patents from Guilford Pharmaceuticals, Inc.

September 24

Restructures Licensing Agreement with Cook, Inc. and Extends License for Peripheral Vascular and Gastrointestinal Fields of use with Increased Royalty Rate Upon the Commercial Sale of Paclitaxel-Eluting Peripheral Vascular Stent Products, Utilitizing Angiotech’s Paclitaxel-Eluting Technology.

September 29

Partner, BSC, Announces Positive Two-Year Follow-Up Data from TAXUS II Clinical Trial

November 12

Announces Positive Preliminary Data from Pivotal European Gynecology Anti-Adhesion Study

November 23

Boston Scientific Exercises Rights to Exclusive Coronary License and Increases Royalty Rate by 1%

Dear Shareholder,

William L. Hunter, MD, MSc

President and Chief Executive Officer

2004 was a landmark year for Angiotech. First, it featured the U.S. launch of the market leading TAXUS® paclitaxel-eluting coronary stent; and second, it saw Angiotech join the exclusive group of profitable specialty pharmaceutical companies. Fortified by the success of transitioning from start-up to profitability, the company is now poised to take its ground breaking technology and broaden its pipeline of novel products. We plan to define and lead the emerging industry of drug and implant convergence with unique interventional and surgical pharmacotherapeutics.

The first year of TAXUS® sales is likely to represent the greatest medical launch in history. For 2004, TAXUS® recorded revenues of $2.145B resulting in royalties to Angiotech of $98.4MM. By the end of 2004, the pioneering paclitaxel-eluting stent technology had been implanted in over one million patients. Not content with this accomplishment, our partner Boston Scientific is already hard at work on next-generation stents, beginning with the TAXUS® Liberté™ stent approved in 18 countries and an estimated U.S. launch in 2006 and followed by the Barracuda™ paclitaxel-stent in 2008. This progressive rollout of paclitaxel-eluting stent platforms over the next 3 to 4 years confirms the longevity of our stent technology and secures an important revenue stream for years to come.

During the third quarter of 2004, Angiotech made a historic step by turning an operational profit for the first time since our inception in 1992. For the year, total revenue reached a record $130.8MM, up 640% over 2003 and cash flow from operations for the year was strong, at $78.1MM. Our strong cash balance positions us well to build the company in the coming year.

Perhaps more importantly, Angiotech remains uniquely positioned to create a new industry in healthcare that utilizes pharmaceuticals to solve the problems faced by surgeons and interventionalists. Today we have brought the process of screening pharmaceuticals for targeted local use in the operating room to the level of an art. This novel approach of fusing drugs with devices and biomaterials has allowed us to challenge treatment conventions and has fortified Angiotech as one of the thought leaders in the field.

We have created an elegant, systematic screening process that leverages the vast compendium of known pharmaceutical compounds and identifies those drugs best able to address surgical problems or procedural limitations. In the end, our simple but ambitious goal is to place the power of pharmaceuticals into the hands of the clinician performing a procedure to improve the outcome, reduce side effects, or prevent the need for repeat surgeries in their patients.

In order to move our goal forward, we have further bolstered our R&D and clinical departments and completed numerous strategic acquisitions and corporate partnerships.

Accomplishments

Over the past year progress has continued on all of these fronts:

•    We negotiated an approximate 1% increase to our royalty stream from TAXUS as well as formed a vehicle that allows Boston Scientific to sublicense, creating the potential for use of our paclitaxel-eluting technology by other stent manufacturers (at Boston’s discretion).

•    Enrollment was completed in our European Vascular Wrap™ paclitaxel-eluting mesh study; a program aimed at addressing stenosis - the most frequent cause of failure in lower limb bypass surgery.

•    We completed the Adhibit™ adhesion prevention gel myomectomy (uterine fibroid removal) study and a preliminary look at some initial data last fall from the trial’s largest enroller demonstrated that those who did not eceive Adhibit™ had a marked increase in pelvic adhesions.

•    Acquired NeuColl for $13.5MM which broadened our interests in orthopedics with commercially available synthetic bone graft substitutes known as Collagraft® and NeuGraft® Strip.

•    A $25MM strategic investment was made in Orthovita, Inc. and we simultaneously reached an agreement to have Orthovita distribute our unique bone hemostat, Vitagel™. This product launched in early 2005 and is well positioned in the hands of the Orthovita sales force, which doubled its size with the proceeds of our investment.

•    Angiotech’s partner, Cook Inc. announced it would initiate the first US paclitaxel-eluting peripheral stent trial with the Zilver® stent.

•    We signed a licensing agreement with Poly-Med, Inc. and one of the founding innovators of the field of medical biomaterials,
Dr. Shalaby W. Shalaby. The agreement grants Angiotech exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies for use in tissue repair, orthopedic surgery and vascular surgery.

•    CoSeal®, our surgical sealant is now partnered and distributed by Baxter Healthcare. Over the past year manufacturing has been transferred to Baxter, ensuring ample product supply for the market.

•    Our Angiotech BioCoatings subsidiary has continued to refine and advance an innovative approach to device infections and is expected to commence an anti-infective catheter study later this year.

Personnel

During this evolving period, Angiotech also made key hires to the management team and appointments to the Company’s Board of Directors.

Most recently, we welcomed Gary Ingenito, MD, PhD as Senior Vice President, Clinical & Regulatory Affairs. Gary brings over 17 years of experience in clinical and regulatory affairs as well as in clinical research organizations.

In June, 2004, we announced the appointment of Thomas Bailey to Vice President of Business Development. Tom joined Angiotech from Credit Suisse First Boston and Donaldson, Lufkin & Jenrett, where he was a senior banker in the firms’ Health Care Investment Banking Groups.

Finally in June, we were pleased to have Ned Brown, Glen Nelson, and Art Willms join our Board of Directors.

Ned Brown is a Managing Director and co-founder of Caxton Healthcare Acquisition Partners (“CHAP”). Before joining CHAP, Ned was a Managing Director in the Healthcare Group of Credit Suisse First Boston.

Dr. Glen Nelson previously served as Vice Chairman of Medtronic, Inc., from 1986 until his retirement in 2002. He served on the Medtronic Board of Directors from 1980 to 2002. Before joining Medtronic, Dr. Nelson practiced surgery from 1969-1986. Currently, Dr. Nelson is the Chairman of GDN Holdings, LLC (Aviation Health Services and Medical Devices) and serves on a multitude of boards spanning various industries.

Art Willms held various positions at Westcoast Energy Inc., from 1971 to 1999, culminating in President and Chief Operating Officer from 1992 to 1999. Art currently serves on the boards of several organizations, including Westcoast Energy Inc., Union Gas Ltd., Pacific Northern Gas Ltd., PeBen Oilfield Services Ltd., and Accenture Business Services.

Ned, Glen, and Art have added a wealth of knowledge and business acumen and will be integral to our evolution as a profitable, growing, publicly-traded company committed to exceptional corporate governance.

A Final Note

2004 was a major transitional year. We made the leap to profitability in dramatic fashion and were integral to arguably the most significant medical product launch of all time. Internally, we made great strides in our clinical programs and business development, and finished the year as one of the first Sarbanes-Oxley compliant companies in Canada. We are proud of our past but even more excited about our future. As pioneers in the field of converging drugs, biomaterials, and medical devices, we are excited about the new numerous opportunities that lie ahead. There is a palpable spirit and energy that exists in our organization as we believe we have something special to offer society – a technology that brings an entirely new way of thinking and dramatically improves outcomes for doctors and their patients.

To our employees around the world, thank you for your motivation and great achievements in 2004 and for your efforts in helping Angiotech progress as a leader of this exciting new industry.

To our shareholders, thank you for your continued support and for sharing our vision.

/s/ William L. Hunter
William L. Hunter, MD MSc
President & Chief Executive Officer

Convergence Reveals …

A New Perspective

Traditionally, the drug and device industries have been very segregated – with different timelines to product approval, diverse approaches to marketing, and separate departments within the U.S. Food and Drug Administration to oversee new product applications. We are now entering a new era, unveiling a new perspective where the convergence of drugs, devices and biomaterials not only enhances current product offerings, but also reveals a spectrum of new medical treatments as a whole.

Technology Pipeline

		Preclinical	Clinical Trial	Approved	Region

Vascular Surgery

1	TAXUS® Express2TM Coronary Stent	☐	☐	☒	EU, US, CDN, AUS
2	TAXUS® LiberteTM Coronary Stent	☐	☒	☒	18 Countries, Intercontinental
3	Cook Zilver® Peripheral Stent	☐	☒	☐
4	BSC Paclitaxel PETALTM Bifurcated Stent	☒	☐	☐
5	Vascular WrapTM Paclitaxel-Eluting Mesh	☐	☒	☐
6	Abdominal Aortic Aneurysm (coated stent graft)	☒	☐	☐

Orthopedic Surgery

7	ChondroGELTM (cartilage repair)	☒	☐	☐
8	Collagraft® (bone graft matrix)	☐	☐	☒	EU, US
9	Cartilage Protection (intra-articular paclitaxel)	☒	☐	☐
10	Joint Scar Prevention (intra-articular paclitaxel)	☒	☐	☐
11	NeuGraft® (bone graft matrix)	☐	☐	☒	EU, US
12	VitagelTM (surgical hemostat)	☐	☐	☒	EU, US

General Surgery

13	AdhibitTM (anti-adhesion barrier)	☐	☐	☒	EU
14	AdhibitTM (drug loaded)	☒	☐	☐
15	CoSeal® (vascular sealant)	☐	☐	☒	EU, US
16	CoSeal® (drug loaded)	☒	☐	☐

Womens’ Health

17	AdhibitTM Gynecologic Study	☐	☒	☐

Systemic Therapeutics

18	PAXCEEDTM (rheumatoid arthritis)	☐	☒	☐
19	PAXCEEDTM (severe psoriasis)	☐	☒	☐

Device Coatings

20	SLIP-COAT® (hydrophilic lubricious coating)	☐	☐	☒	EU, US
21	MEDI-COAT® (drug delivery coating)	☐	☐	☒	EU, US
22	ECHO-COAT® (medical imaging coating)	☐	☐	☒	EU, US

Approved Products

Vitagel™

Bone bleeding is a significant problem in all major orthopedic operations. There are a total of 2.5 million hip, knee and spine surgeries performed worldwide and that number is growing at a rate of 4 to 5 percent each year. Studies have shown that blood transfusions are needed in 20 to 40 percent of all hip replacement procedures. Blood transfusions subject the patient to further operative risks, significantly prolong the time of operations and can lead to extended hospital stays.

Vitagel™ surgical hemostat is currently available worldwide and distributed by specialty orthopedic company, Orthovita, as an application to decrease bone-bleeding. A novel solution addressing this unique indication, Vitagel is a spray that is easily prepared with a patient’s own plasma. This is an advantage over competing products that use pooled donor blood and therefore carry a risk of disease. Vitagel halts bleeding in a matter of minutes and, afterwards, the product is safely resorbed by the body over a period of days.

Vitagel can be easily drug-loaded and Angiotech is developing more advanced uses with various pharmacologic agents.

Bone Bleeding Facts

Presentation: A common and significant problem in major orthopedic operations and trauma

Significance: Extensive bone bleeding can result in significant blood loss often requiring blood transfusions. Bone bleeding can also result in prolonged operating room time and extended hospital stays

Incidence in the U.S.: 1.5 million hip, knee and spine surgeries performed annually, growing at 4 to 5% per year

BioCoatings

An integral part of the Angiotech strategy is to employ special coatings that lend themselves to drug loading, enabling the development of next-generation, drug-loaded products. Angiotech BioCoatings Corp. (ABC) (formerly STS Biopolymers Inc.) has been developing and manufacturing biocompatible coatings for medical devices since 1991. ABC coatings are in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters, and guidewires. They also license a series of hydrophilic lubricious (SLIP-COAT®) and drug delivery (MEDI-COAT®) coatings to a wide variety of medical device partners. A medical imaging (ECHO-COAT®) coating is also available for licensing.

SLIP-COAT® is a lubricious coating that uses the body’s fluids to reduce friction by more than 90 percent. The technology contains a patented, non-reactive hydrophilic/hydrophobic polymer matrix, which can be varied to optimize performance characteristics such as lubricity, flexibility and hydration.

MEDI-COAT® is a family of biocompatible coatings containing a patented hybrid polymer system designed for localized delivery of bioactive agents from medical device surfaces.

ECHO-COAT® is a biocompatible surface treatment for use in ultrasound imaging technology allowing medical devices to shine brightly in ultrasound images and give practitioners superior visual feedback during interventional procedures.

TAXUS® Liberté™ Program

Restenosis is the re-narrowing of the blood vessel wall as a response to injury inflicted during balloon angioplasty and/or stent placement. The arterial wall is injured when the balloon catheter is inflated and when the stent is placed, initiating an inflammatory cascade (a natural healing response). This re-narrowing will often lead to the need for further angioplasties to re-open the artery (TLR).

With its corporate partner, Boston Scientific, Angiotech developed the TAXUS® paclitaxel-eluting coronary stent. Angiotech’s pioneering technology of eluting paclitaxel from a stent to control the “injury response” has dramatically improved patient outcomes. In numerous clinical studies, the TAXUS stent has proven to reduce TLR. In the TAXUS IV study the TLR rate was reduced from 11.3 percent for control to 3.0 percent in the TAXUS group. Over a million TAXUS stents have already been implanted in humans with exceptional results.

The third generation stent, the TAXUS® Liberté™ paclitaxel-eluting coronary stent, is a more deliverable and higher performance stent that is currently for sale in 18 countries outside the United States, Europe, and Canada. The ATLAS trial is the U.S. pivotal study for the TAXUS Liberté stent and completed enrollment in February 2005. The TAXUS Liberté is expected to be available in Europe in 2005 and the U.S. in 2006.

Non-Coronary Stents: Zilver® Paclitaxel-Eluting Peripheral Stent

The coronary arteries are not the only vessels that are afflicted by scar tissue. Stenting is also used in the treatment of ailments such as biliary duct restriction, esophageal restriction, peripheral vascular disease, stroke, tracheobronchial obstruction, nasal surgery, and urologic disorders. Angiotech and its corporate partner, Cook Incorporated, took the success with drug-eluting technology in the coronary arteries and applied it to non-coronary stents. Cook’s Zilver® paclitaxel-eluting peripheral stent is the first non-coronary drug-eluting stent to be approved for clinical investigation by the FDA and the company initiated the pilot study in early 2005. The trial, which will be conducted at ten facilities in the United States is designed to examine the effectiveness of the paclitaxel-eluting stent when used to treat patients with peripheral vascular disease in the femoropopliteal artery (pertaining to the main artery which carries blood down the leg).

Coronary Artery Disease Facts

Definition: A condition that causes narrowing of the coronary arteries due to the buildup of plaque on the inner walls or lining of the arteries (atherosclerosis), reducing blood flow to the heart muscle

Symptoms: Crushing or squeezing pressure in the chest; sharp or dull pain in the jaw, neck, or back; heartburn, nausea, vomiting, shortness of breath

End Result: Often results in myocardial infarction or “heart attack”

Prevalence in the U.S.: Leading cause of death in the U.S. for men and women (1/5 of all deaths)

Incidence in the U.S.: More than 12 million have some form of coronary artery disease

Current number of stent procedures in the U.S.: 1.6 million (drug-eluting) and 300,000 (bare metal) per year

CoSeal® Surgical Sealant

Sealants are used during various types of surgery to prevent leakage of liquids, gases or solids.

CoSeal® surgical sealant is the only fully synthetic, biocompatible sealing agent approved by the U.S. Food and Drug Administration. It is used during vascular reconstructions to maintain blood flow within the circulatory system by mechanically sealing areas of leakage. CoSeal optimizes healing in various types of surgeries by rapidly sealing tissue surfaces, suture lines and synthetic grafts. Within seconds following application, CoSeal forms a flexible seal which remains intact at the site of application and is able to withstand arterial pressure. Since CoSeal is made from latex-free, synthetic material and not from human or animal products it carries minimal risk of disease transmission or infection.

The original formulation was first approved in Europe and then the United States for cardiovascular indications. A new premixed configuration of CoSeal has received both FDA and European CE Mark approval and affords more flexibility to surgeons, as it is simpler to use, can be stored at room temperature, and has a two-hour lifespan once activated. The consistent nature and stability of the new preparation makes it an ideal platform for the introduction of a next generation, drug-loaded CoSeal.

CoSeal is manufactured and distributed by Baxter Healthcare Corporation.

Collagraft®/ NeuGraft®

The fastest growing population segment projected for the United States and Europe between 1996 and 2015 is the age group over 55. In 2005 alone, there are more than 66 million who are over the age of 55 in the US, and in Europe, more than 80 million. This suggests that the need for orthopedic care will increase significantly in the next 15 years, as this age category historically has required the highest level of musculoskeletal care. With 2.5 million major orthopedic procedures performed worldwide every year, there is a great demand for bone graft substitutes to act as grafts and fill voids.

Collagraft® and NeuGraft® are synthetic bone graft substitutes that combine matrices that closely mimic the constituents of human bone. They are comprised of collagen and a composite mineral. Collagraft is approved for commercial use in every major global orthopedic market. Zimmer Inc. distributes Collagraft and NeuGraft in the United States and distributes Collagraft in Japan. Collagraft is sold in Europe through independent specialty orthopedic distributors.

NeuColl, Inc., a subsidiary of Angiotech, is an orthobiologics company based in Los Gatos, California, engaged in the development and commercialization of collagen-based products for orthopedic and spinal applications.

Convergence Sparks …

Innovation

It is not about developing another new drug. It is not about simply changing the architectural makeup of a device. It is about completely altering the way we think about drugs and devices and bringing them together to work in concert.

Products in Development

Vascular Wrap™ Paclitaxel-Eluting Mesh

Over 10 million people in the United States suffer from poor blood flow to the lower extremities due to atherosclerosis. This disease state is known as Peripheral Vascular Disease (PVD). PVD is a disease that progresses slowly as the blood vessel becomes obstructed by arterial plaque deposits that accumulate and impede blood flow. This obstructed blood flow can lead to a variety of symptoms such as fatigue, cramping, burning and tingling in the afflicted extremity and potentially result in the loss of limbs. Patients with this disease are generally over the age of 60 and are treated with bypass surgery to create a new pathway for blood to flow around the diseased area. Unfortunately, conventional synthetic bypass grafts fail up to 70 percent of the time within two years of the surgery due to scarring and narrowing (stenosis) at the graft attachment site. This scarring as well as clot formation subsequently requires further intervention to repair the impeded blood flow.

Our solution, the Vascular Wrap™, is a biodegradable, synthetic mesh loaded with paclitaxel that is applied to the outside wall of a vessel following bypass surgery. When applied to the outside wall of the vessel, the mesh delivers paclitaxel to the blood vessel wall in a targeted manner to reduce restenosis associated with surgical vascular procedures. We believe the Vascular Wrap could potentially be used in a significant percentage of peripheral graft procedures and ultimately in a variety of smaller vessels.

Angiotech currently has completed enrollment of 109 patients in its paclitaxel-loaded Vascular Wrap study being conducted at 13 clinical sites in Europe and the Dutch Antilles.

Peripheral Arterial Disease Facts

Definition:  Disease of the arteries outside the heart leading to poor blood flow in the extremities

Symptoms:  Fatigue, aching, or burning pain in the leg and foot that occurs when walking and is relieved by rest

End Result:  Can result in limb loss and amputation

Prevalence in the U.S.:  The disease affects 10 million in the U.S., especially elderly and diabetics whose population is growing at 7% per year

Incidence in the U.S.:  Each year the disease is surgically treated in 300,000 people

Chemo Anti-Infective Catheters

Every year, there are millions of medical devices implanted into patients on a permanent or non-permanent basis. One of the complications associated with implanting devices within the body is infection. The majority of internal implant infections occur from bacteria that are “seeded” on the device at the time of implantation and when the implant is in direct contact with the skin where the bacteria can track along the device. Once a device becomes infected, antibiotic treatment is usually ineffective and the device must be removed resulting in costly repeat procedures and lengthier hospital stays for patients.

One of Angiotech’s anti-infective initiatives is with central venous catheters (CVCs). In the U.S., 80,000 to 100,000 bloodstream infections come from infected CVCs each year, of which 50% will result in death. Angiotech’s drug identification strategy has isolated a non-traditional drug for this application that appears to show effective resistance to the common culprit bacteria. This may be due to the drug’s ability to help prevent the build-up of biofilm, a protective coating that bacteria form around themselves. The Center For Disease Control has discouraged the use of traditional anti-biotics for fear of bacterial strains building up resistance. Angiotech, through its Angiotech BioCoatings division, plans to begin a trial this year that involves central venous lines coated with this non-traditional drug with hopes to eradicate this serious problem.

Surgical Adhesions: Adhibit™ for Myomectomy

Surgical Adhesions are defined as fibrous bands of internal scar tissue that can cause female infertility, urinary and bowel obstruction, organ dysfunction and chronic pain. These bands of tissue connect organs together that would normally be separate. Adhesions occur as a result of trauma to the tissues following surgical procedures but also can be caused by ischemia (disrupted blood flow), foreign bodies, hemorrhage or infection. In the U.S. there are 6.5 million surgeries performed each year that are vulnerable to adhesions. Annually, adhesions present an $11 billion health care problem in the United States. In 2002, there were 473,000 surgical procedures performed to remove adhesions through a procedure known as “adhesiolysis”, but this procedure can increase the severity of the condition due to re-injuring the tissues during the surgery. Adhibit™ is a unique anti-adhesion product that is sprayable and can be used during minimally-invasive procedures (i.e., laparoscopy). The product is a completely synthetic, self-polymerizing liquid hydrogel that is resorbed by the body after approximately 30 days. Angiotech currently is using Adhibit in clinical trials as an anti-adhesion barrier to address the adhesion prevalence following myomectomy surgery (removal of fibroid tumors from the uterus). We conducted a pivotal trial in 6 centers in Canada, Germany and the Dutch Antilles that enrolled 74 patients with clinical endpoints exploring the safety of Adhibit as well as the efficacy of reducing the number and quality of adhesions at 8 weeks. Highlights of the trial were recently presented at the 33rd Annual Meeting of the American Association of Gynecologic Laparoscopes in November. Initial preliminary results suggested presence of adhesions at only 13.8 percent of inspected sites in the Adhibit-treated group versus 46.7 percent of inspected sites in the control group, with control having a three-fold greater incidence of adhesions than the Adhibit group. Angiotech is preparing to conduct new studies in 2005 exploring a drug-loaded version of Adhibit that may potentially have more widespread applications and increased efficacy.

Surgical Adhesions Facts

Definition: Fibrous bands of scar tissue that develop and connect parts of the body, normally meant to be separate. It arises as a complication from having multiple surgeries in the abdominal region

Symptoms: Severe and chronic pain, limited range of motion, organ dysfunction

End Result: Leading cause of female infertility, urinary and bowel obstruction

Prevalence in the U.S.: Each year 6.5 million surgeries are vulnerable to adhesions

Incidence in the U.S.: Up to 94% chance following pelvic and abdominal surgery

Current number of adhesiolysis procedures: approximately 500,000 per year in the U.S.

Intra-articular Paclitaxel Programs

Cartilage Preservation & Prevention of Scarring in Joints

Currently, one in three adults in the United States (almost 80,000,000) has some form of arthritis or chronic joint symptoms. As the population ages, the need to address limitations of current treatments will be greater than ever. Osteoarthritis is the most common cause of all cartilage degeneration cases in which the cartilage of the afflicted joint will wear away, making movement of the joint limited and painful. Arthrofibrosis is another type of joint damage that causes loss of motion where scarring around the joint occurs after trauma or surgery. Today’s treatment of these joint disorders unfortunately occurs at a time when the damage is too severe to treat successfully. An intra-articular approach (meaning within the joint) is an evolving strategy where drugs or biomaterials are injected directly into the damaged joint to stop the inflammatory response from damaging healthy cartilage. Angiotech has two separate programs investigating the use of paclitaxel in intra-articular injections 1) for cartilage preservation and 2) for the prevention of scarring in the joint (arthrofibrosis). In preclinical studies, paclitaxel has shown promise that it can reduce the fibrous tissues from overgrowth and reduce the inflammatory response and protect cartilage.

Intra-articular view of the knee

Convergence Reaches…

New Potentials

The TAXUS® paclitaxel-eluting coronary stent is not a one-of-a-kind product, but the first of its kind – proof that one innovation can breed more game-changing technologies. There are a countless number of devices and biomaterials that can serve as platforms for drug delivery enabling doctors to better address difficult to treat diseases and conditions. We are just skimming the surface of endless possibilities where a drug, combined with a device or biomaterial, will dramatically enhance and improve outcomes for some of medicine’s most vexing problems.

Business Development

Subsidiaries
Angiotech BioCoatings Corp, Rochester, NY Angiotech BioMaterials Corp, Palo Alto, CA NeuColl, Inc., Los Gatos, CA

Out-License
Boston Scientific Corporation, Natick, MA Cook Incorporated, Bloomington, IN CABG Medical, Inc., Minneapolis, MN

In-License
Poly-Med, Inc., Anderson, SC

Distribution Agreement
Baxter Healthcare, Deerfield, IL Orthovita, Inc., Malvern, PA Zimmer, Inc., Warsaw, IN

During 2004, Angiotech continued to engage in significant business development activities.

There were important business development milestones achieved related to our license agreements with our drug-eluting stent partners Boston Scientific and Cook during 2004. In September, we amended our license agreement with Cook to accommodate Cook’s election to exit and return all licensed rights related to paclitaxel-eluting stents in the coronary vascular field, and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. The agreement was amended to increase the royalty rate we will receive upon the commercial sale by Cook of paclitaxel-eluting peripheral vascular stent products, and to provide a multi-year extension to the license agreement for Cook related to the peripheral vascular and gastrointestinal fields of use.

In November 2004 we amended our license agreement with Boston Scientific, upon their election to become the exclusive worldwide licensee to our paclitaxel-eluting stent technology in the coronary field of use. Pursuant to the terms of the license agreement, the royalty rates we receive from Boston Scientific will increase by one percentage point (1%) across all royalty tiers as of November 23, 2004 where patent coverage exists. We also granted Boston Scientific the right to sublicense our paclitaxel-eluting coronary stent technology to third parties.

The first of two license agreements completed during 2004 involved several novel technologies from the University of British Columbia (UBC) to further strengthen Angiotech’s portfolio of next-generation, drug-loaded medical devices and biomaterials. Included in this agreement is technology that was jointly developed between Angiotech and UBC for a next-generation stent endograft program designed to treat abdominal aortic aneurysms (AAA). This technology follows in the footsteps of Angiotech’s pursuit of correcting an engineering problem either with drug-elution or by coating with specific therapeutic agents. Angiotech’s next-generation stent endograft technology is designed to overcome the most common failures associated with current devices used for the treatment of AAA, vascular leaks and migration. By treating stent grafts with therapeutic agents that promote the growth of fibrous (scar) tissue, it may be possible to biologically anchor the stent graft to the aortic wall and fill the aneurysm sac with scar in a controlled manner. Angiotech’s comprehensive drug screening of therapeutic agents designed to alleviate common medical device problems has identified several proprietary lead compounds for application on stent grafts. Two clinically proven agents have been tested in animal models and the Company will seek a stent graft partner to co-develop the coated commercial product.

The second license agreement involved the extension and expansion of an exclusive agreement with Poly-Med, Inc. encompassing several biomaterial, drug delivery and medical device technologies. This agreement expands on the relationship with Poly-Med that began in June 2001 with an initial license agreement for biomaterial technology related to our Vascular Wrap™ paclitaxel-eluting mesh product candidate. This collaboration grants Angiotech exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies that are potentially useful in several areas of interest to Angiotech, including tissue repair, orthopedic surgery and vascular surgery. The two companies will also collaborate on research to develop products derived from the licensed technologies, and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts already underway at Angiotech. The technologies licensed through Poly-Med, coupled with technologies obtained from the Angiotech BioMaterials and BioCoatings acquisitions, will provide Angiotech with a substantial portfolio of biomaterials and drug delivery vehicles that can be leveraged into a broad array of drug-device combinations.

Angiotech’s distribution agreement with Orthovita, Inc. represented significant first steps in establishing Angiotech’s presence in the areas of orthopedics and spine surgery. Our CoStasis® surgical hemostat was rebranded as Vitagel™ for use in this space and Orthovita assumed all sales, marketing and distribution responsibilities for Vitagel. As part of the consolidation of Angiotech’s two California subsidiaries, efforts are underway to transfer Vitagel manufacturing activities to Orthovita in 2005. The agreement also includes options for Orthovita to distribute Vitagel at a future date in Europe and the rest of the world. Under the distribution agreement, Angiotech and Orthovita will share equally in the operating profits generated from sales of Vitagel. With over 2.5 million spine, hip and knee surgical procedures performed annually worldwide, Vitagel presents a significant opportunity for Angiotech and Orthovita to penetrate this market.

Angiotech completed its third acquisition, NeuColl, Inc., during 2004. This added an additional biomaterial product line in the orthopedics area, a distribution partner, Zimmer Inc., and intellectual property to support the immediate development of novel therapies in orthopedics. Based in Los Gatos, California, NeuColl’s primary product platform is a synthetic bone graft substitute comprised of collagen plus a composite material of hydroxyapatite and tricalcium phosphate. Distribution rights in the U.S., Japan and certain other countries for its two lead products, Collagraft® Strip Bone Graft Matrix and NeuGraft® Strip belong to Zimmer, Inc. In Europe, Collagraft® is sold through independent distributors. These biomaterials eliminate the trauma created when a second operative site is required to harvest the patient’s own bone (known as “autograft” material) to complete a bone graft procedure. NeuColl’s materials exhibit excellent biocompatibility and mimic the composition of natural bone. Typical medical applications include total joint replacement surgery, spinal fusion procedures, fracture repair, use as an autograft extender and to fill a defect left when bone is harvested.

We would expect to take advantage of our strong balance sheet and cash position and continue to engage in significant business development activities in 2005 and beyond. We believe these activities will enhance our ability to meet our operational and financial objectives, as well provide Angiotech with additional technology, products, revenue and commercial resources that allow us to maximize the value of our research and product development efforts.

Convergence Creates…

A New Industry

Angiotech has not just invented a breakthrough product, rather it has spawned an entirely new industry in the field of medicine.  The world is now becoming increasingly aware of this technological advance, and life science companies are moving quickly to keep up. Numerous organizations are looking at their own product portfolios to generate their own drug-device-biomaterial combinations.  In the midst of the attention, Angiotech plans to pioneer this new industry with a novel product pipeline, an ever-expanding portfolio of intellectual property, and a driven team of innovative thinkers.

Corporate Governance

The Board of Directors and management of Angiotech Pharmaceuticals, Inc. consider good governance to be an important factor in the effective operation of the Company. Shareholders expect, and are entitled to, a Board that capably represents their interests in overseeing management.  The Company’s Board of Directors currently consists of five independent members and one executive member. The role of chair is assumed by an independent director and is separate from the role of chief executive officer. The three committees of the Board are comprised entirely of independent directors. Each Director brings unique experiences and skills in providing oversight and governance.

The Company’s Board has a strong commitment to many of the elements of good governance that are now being recommended by both the Canadian and United States securities commissions and stock exchanges, including the United States Sarbanes-Oxley Act of 2002 and Canada’s proposed National Instrument 58-101. The Company considers these sources in reviewing and revising, where necessary, its corporate governance practices.

Based on its review of these corporate governance requirements, the Company believes that it complies with and exceeds corporate governance rules now applicable to it and intends to continue to be proactive in its compliance with any new or additional corporate governance standards that will be applicable to the Company in the future.

The Board has overall responsibility for conduct of the business and affairs of the Company and discharges this responsibility both directly and through delegating certain authority to committees of the Board and to senior management of the Company.

The Governance and Nominating Committee enhances corporate performance by assessing and making recommendations regarding board effectiveness and by establishing a process for identifying, recruiting, appointing and re-appointing directors. The Committee reviews and monitors the corporate governance policies and procedures of the Company and, where necessary, makes recommendations on improvements to senior management of the Company.

The Compensation Committee plans for the continuity of executive officers and other key employees. The Committee also is responsible for the Company’s overall executive compensation plan to ensure it is competitive and motivating in order to attract, retain and inspire excellence in the performance of executive officers and other key employees, while taking into account the cost of executive compensation and interest of shareholders.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and financial controls, performance of the external auditors and risk assessment and management. The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

The Company’s independent auditor is accountable to the Board of Directors and to the Audit Committee. The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditors, and through the shareholders, to appoint, replace, and compensate the independent auditors. The Audit Committee pre-approves all services provided by the Company’s independent auditor.

More details on our corporate governance can be found at www.angiotech.com.

Angiotech Pharmaceuticals, Inc.

Nasdaq: ANPI

TSX: ANP

For the year ended December 31, 2004

(All amounts are expressed in U.S. dollars unless otherwise indicated.)

Management’s Discussion & Analysis of Financial Condition and Results of Operations

This management discussion and analysis is as of February 18, 2005.

This discussion and analysis should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004 and related notes prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of annual financial information. Additional information relating to our Company, including our Annual Report and AIF for the fiscal period ending December 31, 2003, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.shtml.

Effective January 1, 2004, we changed our functional currency to the U.S. dollar and accordingly we elected to report our consolidated .financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar (see Functional and Reporting Currency Change for further information).

In September 2003, we announced a change in our fiscal year end from September 30 to December 31, effective as of December 31, 2003. Therefore the comparative period ended December 31, 2003 is for fifteen months ended December 31, 2003.

Overview

We are a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to better address common complications associated with the implantation of medical devices and the detrimental effects of various diseases. We use our drug screening capabilities to identify pharmaceutical compounds that address the underlying biological causes of such complications or conditions. Selected complications or conditions impacted by our products and product candidates include scar formation and inflammation, infection and tissue overgrowth. Once an appropriate drug has been identified, we optimize dosing and develop proprietary methods, utilizing our portfolio of biomaterials and drug delivery technologies, to enable the drug to be released from a medical device or surgical implant to enhance the performance of the medical device or surgical implant and improve patient outcomes.

Our leading commercial products are the TAXUS® Express2™ and TAXUS® Liberte™ paclitaxel-eluting coronary stent systems, sold by Boston Scientific Corporation (“BSC”), our exclusive licensee. These paclitaxel-eluting coronary stent systems have been shown to significantly reduce restenosis, or the reclosure of coronary arteries, in patients following a procedure to reopen blocked coronary arteries. The drug paclitaxel has been shown, through both in vitro research and multiple preclinical and human clinical studies with thousands of patients conducted by us and BSC, to effectively treat several mechanisms of inflammation and cell proliferation that occur in blood vessels after the completion of a balloon angioplasty procedure. This prevention of restenosis dramatically reduces the need for repeat surgical procedures in patients with coronary artery disease. BSC received approval in the European Union to market the TAXUS Express2 paclitaxel-eluting coronary stent system in January 2003, and United States FDA approval to market the TAXUS Express2 paclitaxel-eluting coronary stent system in March 2004. In January 2005, BSC announced they had completed the initial launch of the TAXUS Liberte stent in 18 countries in the inter-continental market. To date over one million paclitaxel-eluting coronary stents incorporating our technology have been implanted worldwide in patients with coronary artery disease.

As a result of the launch of the TAXUS Express2 paclitaxel-eluting coronary stent system in the United States, our revenue, net income and operating cash flow increased significantly in 2004. Our total revenue and net income in 2004 was $130.8 million and $52.5 million respectively, with the majority of such revenue derived from royalties received from BSC related to sales of the TAXUS Express2 paclitaxel-eluting coronary stent system. We expect our revenue, net income and operating cash flow derived from royalties received on BSC sales of TAXUS stent systems to continue to increase in 2005 as a result of several factors, including the contribution of four full quarters of royalty revenues derived from BSC TAXUS stent system sales, continued market penetration of drug eluting stents in the United States and Europe, and a one percentage point (1%) increase in our royalty rate on sales of TAXUS stent systems by BSC as a result of BSC exercising their option on November 23, 2004 to exclusivity of the technology pursuant to the 1997 License Agreement.

Our other commercial products include VITAGEL™, a bioresorbable hemostatic material designed to reduce patient blood loss during surgical procedures, which is distributed in the United States by Orthovita, Inc.; CoSeal®, a biomaterial surgical sealant used to facilitate tissue repair and regeneration, which is distributed in the United States and Europe by Baxter Healthcare Corporation (“Baxter”); and several additional polymeric biocompatible coatings for medical devices. In addition, following our recent acquisition of NeuColl, Inc. completed in August 2004, we also manufacture and distribute, through Zimmer, Inc., CollaGraft® and NeuGraft®, collagen-based biomaterial products for orthopaedic and spinal surgery applications.

We have several product candidates in various stages of clinical development:

Ongoing Clinical Programs:

TAXUS® Liberte™ - BSC is currently conducting pivotal clinical studies in Europe and the United States designed to evaluate the efficacy and safety of the TAXUS Liberte paclitaxel eluting stent system, BSC’s next generation coronary stent system. The ATLAS trial is a pivotal study to collect data to support regulatory .lings for product commercialization in the United States. Enrolment began in August 2004 and consists of 822 patients at 60 sites world-wide. The objectives of the trial are safety and efficacy at 9 months. BSC has suggested that the data should be available in the second half of 2005 with a potential launch of the product in the United States in 2006.

Vascular Wrap™ Program - Our most advanced internal product candidate is our paclitaxel-eluting Vascular Wrap™, a drug-loaded bioresorbable surgical mesh for use in preventing stenosis following vascular bypass surgery in the limbs. We currently have a fully enrolled, 109 patient European clinical study for our paclitaxel-eluting Vascular Wrap drug-loaded bioresorbable surgical mesh. This study is ongoing and completion is expected in the second half of 2006. We expect to discuss preliminary safety and ef.cacy data from this trial during 2005.

Adhibit™ Program – Myomectomy - Our non drug-loaded Adhibit™ adhesion prevention product European pivotal study, targeting the indication of uterine .broids treated surgically by a procedure known as myomectomy, completed enrolment and re-evaluations at the end of 2004. Final follow-up information is currently being collected and analyzed, and is expected to be finalized and released in the first half of 2005. A decision as to whether the data will be used for CE Mark filing to market a non drug-loaded Adhibit adhesion prevention product in Europe will be made in the second half of 2005.

Systemic Paclitaxel Program - Rheumatoid Arthritis - A pilot Phase 2 clinical study in this program, which evaluates safety and efficacy of the use of a systemic formulation of paclitaxel in patients with rheumatoid arthritis, had enrolled 50 patients in the U.S. as of December 2003. We expect to release preliminary safety and efficacy data from this study later in the first half of 2005.

Peripheral Drug Eluting Stent Program – In late 2004, Cook Incorporated (“Cook”) announced their intention to commence a pilot clinical study of a paclitaxel-eluting stent to treat peripheral artery disease in the limbs. Cook plans to test a paclitaxel-eluting version of its proprietary Zilver® peripheral stent technology in 60 patients with possible trial expansion pending FDA review. The trial will look at the safety and efficacy of this technology in treating peripheral vascular disease in the above-the-knee femoropopliteal artery. Cook has announced it expects to commence this initial study in the first half of 2005.

Concluded Clinical Programs:

Adhibit™ Program – Endometriosis - Our feasibility study on the use of non drug-loaded Adhibit™ for adhesion prevention in the treatment of endometriosis has concluded. The data demonstrated that it was safe to use in patients with endometriosis. It also demonstrated some moderate effect, particularly in patients with less aggressive disease with the use of the non drug-loaded Adhibit adhesion prevention product. It is now believed that a drug-loaded version of Adhibit will be the most appropriate for this condition. We expect to commence formal preclinical work on our drug-loaded Adhibit program for adhesion prevention, potentially in endometriosis as well as other selected indications, in the second half of 2005.

CoSeal® Program – Pulmonary - Our pivotal study of the use of CoSeal® surgical sealant in pulmonary surgery indications was completed at the end of 2004. The final report for the study is being compiled and is expected to be available in the first half of 2005.

We also have several programs in preclinical stages of development, including our anti-infective central venous catheter program, and our intra-articular paclitaxel program for the prevention of post injury contractures and cartilage preservation. The anti-infective program is expected to enter initial human clinical studies in the first half of 2005 and the intra-articular program in the second half of 2005. As a result of these programs and additional early stage research and development initiatives, we expect our research and development expenditures to continue to increase during 2005.

In 2005, we plan to continue to add to our technology and business resources through our internal clinical and research and development programs, product acquisition and in-licensing, and through the acquisition of companies that contribute to our overall corporate strategy.

At December 31, 2004 we had cash resources, comprising cash and cash equivalents and short-term and long-term investments in the amount of $319.0 million. These funds in addition to the funds generated from royalty revenue continue to be used to support our continuing clinical studies, research and development initiatives, working capital requirements and for general corporate purposes. We may use a portion of our cash resources to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business. However, we do not have any present agreements or commitments with respect to any acquisition or investment.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). A reconciliation of amounts presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) is described in Note 19 to our consolidated financial statements for the year ended December 31, 2004. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include amortization of property and equipment, intangible assets, goodwill and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

• Revenue recognition

• Research and development costs

• Goodwill and intangible assets

• Stock-based compensation

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations with respect to the royalty revenue. As we only started to receive significant royalty revenue in the current year, we do not yet have a long enough history to estimate royalty revenue received from BSC with a high degree of certainty. Therefore, we record royalty revenue for the drug-eluting stent upon receipt, which results in a one quarter lag from the time the associated sales were recorded by BSC. We expect to continue to record royalty revenue on a one quarter lag basis until such time as we are able to predict royalty revenue with a high degree of certainty.

Product sales revenue is recognized when the product is shipped to the customer, provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances. These provisions are established in the same period as the related product sales are recorded and are based on estimates and have historically not been significant.

License fees are comprised of initial upfront fees and milestone payments from collaborative licensing arrangements. Non-refundable sublicense fees and non-refundable milestone payments are fully recognized upon granting of the sublicense or the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial upfront fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement. Any change in our involvement during the period could have a material impact on our earnings.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use are expensed in the year incurred. For the year period ended December 31, 2004 we incurred a total of $33.5 million in research and development costs, including $6.4 million for acquired in-process research and development.

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in orders for or demand for our products and unanticipated competition. We conducted our annual test on the goodwill acquired in previous business combinations as at October 31, 2004 using a discounted cash flow analysis on the operations underlying the goodwill. The discounted cash flow analysis supported a fair value higher than the carrying value for both goodwill and intangible assets and therefore there was no indication of impairment.

Our identifiable intangible assets are primarily comprised of technologies and distribution relationships acquired through our business combinations. Intangible assets also include in-licensed proven medical technologies. We amortize intangible assets on a straight line basis over the estimated life of the technologies, which can be from two to ten years depending on the circumstances and the intended use of the technology. We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

We record compensation expense for stock options issued to employees and non-employees subsequent to October 1, 2002 using the fair value method of accounting for stock-based compensation transactions. We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce different fair values for stock-based compensation, which could have a material impact on our earnings. We recorded $5.8 million in stock-based compensation expense for the year ended December 31, 2004, $3.1 million for the 15 month period ended December 31, 2003 and $0.2 million for the year ended September 30, 2002.

Functional and Reporting Currency Change

Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate as a result of increasing U.S. dollar denominated revenues and expenditures. Concurrent with the change in our functional currency, we adopted the U.S. dollar as our reporting currency. The consolidated financial statements for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows: assets and liabilities using the rate of exchange prevailing at the balance sheet date;

shareholders’ equity using the applicable historic rate; and revenue and expenses using a monthly average rate of exchange. Translation gains and losses have been included as other comprehensive income.

Changes in accounting policies relating to adoption of U.S. GAAP

The change to U.S. GAAP from Canadian GAAP resulted in the following accounting policy changes which have been adopted retroactively to comply with U.S. GAAP:

Research and development

Research and development costs including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use are expensed in the year incurred. We expensed total research and development costs of $33.5 million during the current year ended December 31, 2004, including $6.4 million for acquired in-process research and development, and $21.8 million during the fifteen month period ended December 31, 2003, including $6.6 million for acquired in-process research and development.

Income taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws. This change did not impact our 15 month period ended December 31, 2003 period earnings.

Short-term investments

We consider all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses reflected as other comprehensive income. This change resulted in disclosure of other comprehensive income (loss) on the consolidated statement of changes in shareholders’ equity.

Acquisitions

NeuColl, Inc.

In August 2004, we completed the acquisition of the remaining shares, representing approximately 58%, of NeuColl, Inc. (“NeuColl”) for cash consideration of approximately $13.5 million. NeuColl is engaged in the development and commercialization of collagen-based products for orthopaedic and spinal applications. NeuColl was acquired primarily for the intellectual property related to its collagen-based products. The acquisition was accounted for as a step acquisition using the purchase method of accounting. We previously owned an equity interest in NeuColl through the acquisition of Cohesion Technologies, Inc. which was completed in January 2003.

The purchase price allocation resulted in $10.2 million in identifiable intangible assets which will be amortized over their estimated useful lives of two to ten years. Goodwill for the acquisition was $4.4 million and included $2.4 million related to the deferred income tax liability on the acquired identifiable intangible assets. The assets, liabilities, revenue and expenses of NeuColl have been included in our consolidated financial statements from August 6, 2004, the completion date of the acquisition.

Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)

In December 2003, we completed the acquisition of all of the common shares of STS Biopolymers, Inc. for total consideration of approximately $24.4 million. Subsequent to the acquisition, we changed the name of the company to Angiotech BioCoatings Corp. (“BioCoatings”). Located in Henrietta, New York, BioCoatings specializes in the development and manufacturing of biocompatible coatings for medical devices. The coatings are in commercial use in Europe and the United States on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires. BioCoatings also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT®) coatings to a wide variety of medical device partners.

The purchase price allocation resulted in $14.6 million in identifiable intangible assets which will be amortized over their estimated useful lives of five to ten years. Goodwill for the acquisition was $9.3 million and included $3.6 million related to the deferred income tax liability on the acquired identifiable intangible assets. This acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of BioCoatings have been included in our consolidated financial statements from December 4, 2003, the completion date of the acquisition.

Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.)

In January 2003, we completed the acquisition of all of the common shares of Cohesion Technologies, Inc. in an all stock transaction, for total consideration of approximately $47.9 million. Subsequent to the acquisition we changed the name of the company to Angiotech BioMaterials Corp. (“BioMaterials”). Located in Palo Alto, California, BioMaterials is focused on developing and commercializing proprietary biomaterial products including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration. As a result of this acquisition we obtained 2 FDA approved products and 3 products approved for commercial sale in non-U.S. major markets.

The purchase price allocation resulted in $19.5 million in identifiable intangible assets which will be amortized over their estimated useful lives of two to seven years. Goodwill allocated for the acquisition was determined to be $21.3 million. This acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of BioMaterials have been included in our consolidated financial statements from January 31, 2003, the completion date of the acquisition.

In October 2004, we began a process of consolidating our research and development facilities in order to increase efficiency by centralizing certain of our research and development activities. This process will result in a reduction in the number of our employees at our Palo Alto facility over a nine month period. We currently estimate total restructuring and termination related costs of approximately $4.6 million. We incurred $2.6 million of these expenditures in the last quarter of 2004, which included $627,000 in stock-based compensation expense for the acceleration of 86,635 stock options pursuant to an employee termination agreement. We expect to incur approximately $2.0 million of additional costs during the first half of 2005. We have entered into distribution agreements with third parties for all of the commercial biomaterial products obtained in the acquisition, and we will continue to internally develop the intellectual property obtained in the acquisition. The consolidation and restructuring did not result in any impairment to the identifiable intangibles or goodwill that resulted from the original acquisition.

Stock Splits

In January 2004, our shareholders authorized a 2 for 1 stock split of our common share capital. All income (loss) per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common shares, options and per share amounts disclosed in the audited consolidated financial statements have been retroactively adjusted to give effect to the stock split.

License Agreements

Boston Scientific Corporation

In November 2004 we amended our 1997 License Agreement with Boston Scientific Corporation (“BSC”) upon their election to become the exclusive worldwide licensee to our coronary drug-eluting stent technology. Pursuant to the terms of the 1997 License Agreement with BSC, the royalty rates will be increased by one percentage point (1%) across all royalty tiers as of November 23, 2004, when BSC exercised its election for exclusivity in the coronary drug-eluting stent field. We also granted BSC the right to sublicense the drug-eluting coronary vascular stent technology to third parties for cash consideration of $13.9 million which was recognized as license revenue in 2004. If BSC exercises its sublicensing rights in the future, we will receive a percentage of any sublicensing consideration paid to BSC (subject to a minimum amount of $100 million and maximum amount of $250 million) and a royalty rate payable on any third party product sales.

Cook, Incorporated

In September 2004 we amended our 1997 license agreement with Cook, Incorporated (“Cook”) to accommodate Cook’s election to exit and return all licensed rights related to the coronary vascular field and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. The agreement was amended to increase the royalty rate upon the commercial sale of paclitaxel-eluting peripheral vascular stent products; and to provide a multi-year extension to the license agreement for Cook related to the peripheral vascular and gastrointestinal fields of use. In consideration for these amendments we made a $25.0 million license payment to Cook upon execution of the amended agreement, which will be amortized over the estimated life of the future benefit of ten years.

Massachusetts Institute of Technology and Johns Hopkins University

In September 2004 we entered into a License Agreement with Massachusetts Institute of Technology (“MIT”) and Johns Hopkins University (“JHU”) which granted us exclusive and non-exclusive rights to patents for the use of biocompatible polymers for delivery of chemotherapeutic drugs. In exchange for these rights we made an initial up-front license payment of $6.6 million to Guilford Pharmaceuticals, Inc., the company that had previously licensed the patents. We have capitalized the up-front payment and will amortize it over the estimated life of the future benefit of ten years. The amount was capitalized as the technology was determined to have alternative future use.

Orthovita, Inc.

In July 2004, we purchased 5,681,818 common shares of Orthovita, Inc. for $25.0 million. This gives us approximately 12.2% ownership of the common shares outstanding of Orthovita, Inc. which will be accounted for under the cost method as a long-term portfolio investment. In July 2004 we also entered into a North American sales and distribution agreement with Orthovita for our CoStasis® Surgical Hemostat product. Orthovita will assume all sales, marketing and distribution responsibilities for the product and we will be responsible for manufacturing. This product has been rebranded for use in spine and orthopaedic surgery under the brand name VITAGELTM.

Poly-Med, Inc.

In April 2004 we entered into a License Agreement with Poly-Med, Inc. which granted us exclusive and non-exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies. In exchange for these rights, we made an initial up-front license payment of $6.4 million, which was expensed for accounting purposes. The amount was expensed and treated as acquired in-process research and development as the technology is at an early stage of development, not currently determined to be technologically feasible and did not have any alternative future use. We also have additional payments under the license agreement subject to future performance by both parties (see contractual obligations discussed below). We also entered into a Research Agreement and will collaborate with Poly-Med to develop products derived from the licensed technologies and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts we already have underway.

Baxter Healthcare Corporation

In April 2003 we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”). These agreements gave Baxter the right to manufacture and distribute our surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, and an option to license our non drug-loaded surgical adhesion prevention product, Adhibit™ in the U.S., which is not currently approved for sale in the U.S. We received an upfront fee of $8.0 million in April 2003, of which $6.0 million is not refundable and up to $2.0 million is refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product. Our exposure to the potential refund expires at the end of 2006. We received an additional $4.0 million in milestone payments upon the approved transfer of manufacturing of the CoSeal surgical sealant product to Baxter, and we may receive up to an additional $11.0 million if Baxter exercises its option to license one other product and extend the exclusive distribution rights for two current products. The agreements, or portions thereof, may be terminated by Baxter at any time, or by us if specified minimum sales are not achieved by Baxter. Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or ten years.

Overview of Results of Operations

For the year ended December 31, 2004, we recorded net income of $52.5 million ($0.63 basic net income per share), compared to a loss of $52.9 million ($0.75 basic net loss per share) for the fifteen month period ended December 31, 2003 and a loss of $11.5 million ($0.18 basic net loss per share) for the year ended September 30, 2002. The increase in net income for the fiscal year ended December 31, 2004 was due to a significant increase in royalty revenue derived from BSC sales of the TAXUS® Express2™ paclitaxel-eluting coronary stent system.

(in thousands of $ , except per share data)	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Twelve months ended September 30, 2002
	$	$	$
Total revenue	130,780	20,449	4,655
Operating income (loss)	37,869	(35,347)	(14,068)
Other income (expenses)	7,806	(17,539)	2,571

Income (loss) for the period before income taxes	45,675	(52,886)	(11,497)
Income tax recovery	6,777	—	—
Net income (loss) for the period	52,452	(52,886)	(11,497)
Basic net income (loss) per share	0.63	(0.75)	(0.18)
Diluted net income (loss) per share	0.61	(0.75)	(0.18)

Total Assets	479,077	395,722	94,291

The significant increase in revenue and operating income for the year ended December 31, 2004 compared to the fifteen month period ended December 31, 2003 was due to the receipt of $98.4 million in royalty revenue derived from the sale of paclitaxel-eluting coronary stent systems, sold by BSC. The increase in the operating loss for the fifteen month period ended December 31, 2003 compared to the year ended September 30, 2002 was due to inclusion of subsidiary operations as a result of acquisitions, and increased research and development and corporate activity.

Other income (expenses) for the year ended December 31, 2004 was primarily a result of investment income earned on our short-term and long-term investments. For the fifteen month period ended December 31, 2003, other income (expenses) included a foreign exchange loss of $20.1 million which was the result of the stronger Canadian dollar relative to the U.S. dollar on our U.S. dollar investment portfolio for that period when our functional currency was the Canadian dollar. Other income (expenses) for the year ended September 30, 2002 included $2.2 million of investment and other income and a $0.4 million foreign exchange gain. We recognized an income tax benefit of $6.8 million for the year ended December 31, 2004 primarily related to the recognition of unrecorded deferred income tax assets from prior periods. We expect to utilize all of our remaining Canadian tax credits by the end of fiscal 2005.

Total assets as at December 31, 2004 increased by $83.4 million compared to December 31, 2003. This increase was primarily due to an increase in cash flow generated from royalty revenue, which was in turn used to acquire long term investments and in-licensed medical technologies. The significant increase as at December 31, 2003 compared to September 30, 2002 was a result of the October 2003 public offering which provided approximately $238.1 million in net proceeds. The majority of these proceeds were held in cash, cash equivalents, short-term and long-term investments at December 31, 2003.

Revenues

(in thousands of $)	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Twelve months ended September 30, 2002
	$	$	$
Royalty revenue - drug-eluting stent	98,408	4,215	5
Royalty revenue - other	2,380	138	—
Product sales	12,680	8,027	—
License fees	17,312	8,069	4,650
	130,780	20,449	4,655

Royalty revenue derived from sales of the paclitaxel-eluting coronary stent systems by BSC was $98.4 million for the year ended December 31, 2004. As described in the revenue recognition accounting policy, we currently record royalty revenue derived from drug-eluting stent system sales upon receipt, which results in a one quarter lag from the time the associated sales were recorded by BSC. The gross royalty rate earned in the quarter ended December 31, 2004 on BSC’s sales for the period July 1 to September 30, 2004 was 8.2% (8.0% in the previous quarter) for sales in the U.S. and 5.6% (5.3% in the previous quarter) for sales in other countries. The total drug-eluting stent royalty revenue received to date has averaged approximately 6.9% of the eligible drug-eluting stent system net sales earned by BSC and Cook in the U.S., Europe and other world markets (not including Japan).

The average royalty rate increased in each quarter of 2004 due to the tiered royalty rate calculations on net sales as provided for in our 1997 License Agreement with BSC and Cook.

We expect royalty revenue derived from sales of the drug-eluting coronary stent systems to increase in 2005 as a result of several factors, including the contribution of four full quarters of royalty revenue derived from BSC’s paclitaxel-eluting stent system sales, continued market penetration of drug eluting stents in the United States and Europe, and a one percentage point (1%) increase in our royalty rate received on sales of TAXUS stent systems by BSC as a result of BSC exercising their option on November 23, 2004 to exclusivity of the technology pursuant to the 1997 License Agreement.

Other royalty revenue for the year ended December 31, 2004 was generated from license agreements related to several of our other commercial products.

Product sales of our other commercial products for the year ended December 31, 2004 increased in comparison to the comparative periods due to additional product sales resulting from our acquisitions of BioCoatings in December 2003 and NeuColl in August 2004. We expect total non-drug loaded product sales to maintain a similar level in 2005 as compared to 2004.

License fees for the year ended December 31, 2004 included an upfront payment from BSC of $13.9 million for the right to sublicense their exclusive rights to use our paclitaxel technology in the field of coronary stents to third parties. Additional license fees included $1.4 million in amortization of upfront license payments received in prior years and $2.0 million in milestone payments received from Baxter upon FDA and European approval of the CoSeal® surgical sealant product manufacturing process which was received in January 2004. We received an upfront license fee of $8.0 million in April 2003 from Baxter of which $6.0 million was recognized into income from April 2003 to February 2004, the period of our involvement, as it was non-refundable. The remaining $2.0 million of the upfront fee remains in deferred revenue as it is potentially refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product. Our exposure to the potential refund expires partially at the end of 2005 ($1.0 million) and partially at the end of 2006 ($1.0 million). Also included in license fees for the fifteen month period ended December 31, 2003 was a $2.0 million milestone payment from Baxter upon successful transfer of the manufacturing process of CoSeal in December 2003.

We expect to receive licensing fees and milestone payments in the future from existing and new collaborative arrangements. The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners.

Expenditures

(in thousands of $)	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Twelve months ended September 30, 2002
	$	$	$
License and royalty fees expense	18,231	1,877	—
Cost of goods sold - product sales	7,866	4,824	—
Research and development	27,132	15,143	10,520
Selling, general and administrative	22,997	18,562	7,705
Depreciation and amortization	10,310	8,751	498
Acquired in - process research and development	6,375	6,639	—
	92,911	55,796	18,723

License and royalty fees

License and royalty fee expense primarily related to license and royalty payments due to our licensors based on our royalty revenue derived from sales of paclitaxel-eluting coronary stent systems. The significant increase in this expense in 2004 was directly related to the increase in royalty revenue received when compared to prior periods. We expect license and royalty fee expense to continue to be significant in 2005 as it is directly related to the higher royalty revenue expected to be received.

Cost of goods sold

Gross margin on the sale of our commercial products was 38% for the year ended December 31, 2004, as compared to 40% for the fifteen month period ended December 31, 2003. We did not have commercial product sales in fiscal 2002. The lower gross margin in 2004 can be partially attributed to one-time manufacturing validation costs incurred in the final quarter of 2004 relating to manufacturing of the VITAGEL™ product.

Research and development

Our research and development expenditures primarily consist of costs for: salaries and benefits, clinical studies performed by third parties, contract research, patent costs, materials and supplies, and operating and occupancy expenses incurred to support our overall research and development program.

Our research and development activities occur in two main areas: (i) discovery and preclinical research; and (ii) clinical research and development.

Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and filing patents related to our discoveries. Programs that appear to offer potential benefits to common complications associated with a surgical procedure or the implantation of a medical device are subsequently evaluated in laboratory preclinical studies to evaluate their safety, pharmacology and efficacy in animal models. Based on the results of preclinical studies, specific programs may be selected to advance to clinical research and development with the objective of achieving approval of a product candidate for human medical use. The costs associated with discovery and preclinical research are primarily internal labour costs and formal preclinical studies. We expect to continue to expand these efforts in 2005.

Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing such clinical product candidates towards a goal of obtaining regulatory marketing approval in various geographies. For any of our clinical trials, expenditures and results are generally affected by the time required to fully enrol patients into the study, the potential for periodic reviews by a data safety monitoring committee, the length of follow up required to measure efficacy and safety, the time of data analysis and the submission deadlines for presentation at medical conferences. The costs primarily associated with these activities are internal labour and external clinical research organization expenditures. We expect clinical trial expenditures to increase in 2005 as we plan to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Research and development expenses by project for the year ended December 31, 2004, fifteen month period ended December 31, 2003 and year ended September 30, 2002 were as follows:

(in thousands of $)	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Twelve months ended September 30, 2002
Approved products:
TAXUS®	—	476	1,792
Other	592	1,477	—
	592	1,953	1,792
Ongoing clinical programs:
Paclitaxel-loaded Vascular Wrap™ - pivotal study	2,850	1,005	—
Adhibit™ Myomectomy - pivotal study	1,516	1,373	—
Paclitaxel/Rheumatoid arthritis - Phase 2	930	1,669	1,229
	5,296	4,047	1,229
Concluded clinical programs:
Adhibit™ Endometriosis - pivotal study	2,909	227	—
Pulmonary sealant with CoSeal® - pivotal study	213	222	—
Paclitaxel/Multiple Sclerosis - Phase 2	—	(95)	2,810
Other	13	87	55
	3,135	441	2,865

Discovery and pre-clinical research	15,715	9,806	4,757

Angiotech BioMaterials Corp.consolidation	1,394	—	—

Stock-based compensation	3,176	607	182

Less: Amortization and intercompany charges allocated above	(2,176)	(1,711)	(305)

Total research and development	27,132	15,143	10,520

Research and development expenditures for the year ended December 31, 2004 primarily consisted of salaries and benefits ($13.7 million), external clinical trial expenditures ($4.0 million), preclinical contract research ($2.3 million), and patent costs ($2.3 million). The remaining $4.8 million included lab supplies, travel, occupancy and other research and development operating costs.

For all cost categories, research and development expenditures increased when compared to the fifteen month period ended December 31, 2003 due to the effect of acquisitions and a general increase in research and development activity. Salaries and benefits increased by $7.1 million primarily due to an increase in stock based compensation expense of $2.6 million; expenses relating to the consolidation of research and development activities at our Palo Alto facility of $1.7 million, a full year’s expense for companies acquired in 2003 and costs associated with hiring new employees to support our continued expanding research and development efforts. Other significant increases included $1.9 million for clinical trial expenditures mainly due to an increase in expenses relating to the Vascular Wrap™ drug-loaded bioresorbable surgical mesh clinical trials and $1.1 million for patent costs.

Research and development expenditures for the fifteen month period ended December 31, 2003 increased by $4.6 million or 44% when compared to the year ended September 30, 2002 mainly due to the additional three month period in the 2003 fiscal year. Total research and development expenditures for the three month period ended December 31, 2003, the additional quarter, amounted to $4.5 million. Increases in salaries and benefits and clinical trial expenditures as a result of acquisitions were almost entirely offset by decreases in milestone payments, paclitaxel purchases and contract manufacturing costs.

We expect to continue to incur substantial research and development expenses in the near future due to the continuation and expansion of research and development programs, potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for the paclitaxel-eluting vascular wrap and other programs that are planned to enter human clinical studies in 2005. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs. Success of any clinical program may increase overall research and development expenditures due to the expansion and/or acceleration of the clinical program.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the year ended December 31, 2004 primarily consisted of salaries and benefits ($10.9 million), professional services ($6.1 million) and business insurance policy premiums ($1.4 million). Other operating and occupancy costs accounted for the remaining $4.6 million. Similar to research and development expenditures, selling, general and administrative expenditures increased for the majority of cost categories when compared to the fifteen month period ended December 31, 2003. Salaries and benefits increased by $2.6 million primarily due to a full year’s expense for companies acquired in 2003 and costs associated with hiring new employees to assist with achieving our corporate objectives. Professional service fees increased by $2.9 million primarily due to an increase in external consulting and incremental audit costs relating to Sarbanes Oxley compliance and an increase in legal services to support our intellectual property portfolio. Sales and marketing expenditures decreased by $2.7 million due to the elimination of the sales and marketing work-force at our Palo Alto facility in April 2003 and other operating and occupancy costs increased by $1.2 million.

We embarked on the Sarbanes-Oxley Act (“SOX”) section 404 internal control over financial reporting compliance project and expended approximately $1.1 million during the year ended December 31, 2004. We elected to undertake this project one year in advance of the regulatory requirement for foreign private issuers, which is a requirement for our fiscal year ending on December 31, 2005.

Selling, general and administrative expenses for the fifteen month period ended December 31, 2003 increased by $10.9 million compared to the year ended September 30, 2002 mainly due to the additional three month period in fiscal 2003 and the inclusion of selling, general and administrative expenditures for companies acquired in 2003. Total selling, general and administrative expenditures for the three month period ended December 31, 2003, the additional quarter, amounted to $5.2 million. Salaries and benefits increased due to an increase in stock based compensation expense of $2.5 million and costs relating to employees at our Palo Alto office including the sales and marketing staff prior to April 2003.

We expect that selling, general and administration expenditures to increase slightly in 2005; however, expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we may undertake.

Depreciation and Amortization

Depreciation and amortization expense relates to the depreciation of property and equipment, the amortization of in-licensed medical technologies and the amortization of identifiable intangible assets purchased through business combinations. The increase in depreciation and amortization expense for the year ended December 31, 2004 when compared to the fifteen month period ended December 31, 2003 was primarily due to depreciation on property and equipment and amortization of in-licensed medical technologies which increased by $0.9 million and $0.5 million respectively. For the fifteen month period ended December 31, 2003, the significant increase from the prior period relates to amortization of acquisition related intangibles of $6.5 million and an increase in depreciation of property and equipment of $1.6 million.

In 2005, we expect depreciation and amortization expense to remain at a similar level as in 2004.

Acquired in-process research and development

In April 2004, we made an up-front license payment to Poly-Med, Inc. which was expensed as acquired in-process research and development. For the fifteen month period ended December 31, 2003, acquired in-process research and development expense included amounts relating to the acquisition of BioMaterials ($3.5 million) and BioCoatings ($3.1 million). We expect to incur additional acquired research and development expenditures in future periods as we continue to in-license early stage technologies

Segment Reporting

We have one operating segment: drug-eluting medical devices and therapeutic biomaterials. We focus on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with a surgical procedure or the implantation of a medical device. Our chief decision makers review revenues by each product within this segment and evaluate overall company results based on net income for the company as a whole.

In previous years we reported information in three operating segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials. Based on the success of the TAXUS® Express2™ paclitaxel-eluting coronary stent systems and the royalty revenue derived from sales of this product and as our corporate strategy evolved during 2004, our chief decision makers began managing our business as one segment as described above. Accordingly, our comparative segmented information has been restated to conform with presentation adopted in the current year.

Investment and Other Income (Expenses)

(in thousands of $)	Year ended December 31, 2004	Fifteen months ended December 31,2003	Twelve months ended September 30, 2002
	$	$	$

Foreign exchange gain (loss)	2,140	(20,155)	377
Investment and other income	5,666	2,688	2,194
Interest expense - capital lease	—	(72)	—
Total other income (expenses)	7,806	(17,539)	2,571

The net foreign exchange gain of $2.1 million for the year ended December 31, 2004 resulted from a stronger Canadian dollar (relative to the U.S. dollar) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments to US dollars at period end. The U.S. dollar to Canadian dollar exchange ratio increased from ..774 on December 31, 2003 to .831 on December 31, 2004. In fiscal 2003 and 2002, the Canadian dollar was our functional currency and the respective foreign exchange amounts reported represent translations of gains and losses previously reported in Canadian dollars. The foreign exchange loss for the fifteen month period ended December 31, 2003 was a result of the strengthening Canadian dollar relative to the U.S. dollar on our U.S. dollar investment portfolio.

Although we changed our functional and reporting currency to the U.S. dollar, we will continue to hold Canadian dollar denominated cash, cash equivalents and short term investments to meet our anticipated Canadian company operating and capital expenditures in future periods, including potential acquisitions and in-licensing transactions. We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments and therefore, we are exposed to future fluctuations in the U.S./Canadian dollar exchange rate. See “Liquidity and Capital Resources”.

Investment and other income for the year ended December 31, 2004 increased when compared to prior periods due to a higher cash and investment balance maintained throughout the year, primarily from the proceeds received from our public offering in October 2003. The average yield on investments was comparable between fiscal 2004 and 2003, averaging 1.6%. We expect that investment income will continue to fluctuate in relation to cash balances and interest yields. See “Liquidity and Capital Resources”.

Income Tax

We recorded an income tax recovery of $6.8 million for the year ended December 31, 2004 primarily related to the recognition of unrecorded deferred tax income tax assets from prior years. The realization of our deferred tax assets is primarily dependent on generating sufficient taxable income prior to expiration of any loss carry-forward balance.

Realization of the deferred income tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes. During 2004, the Company’s operations supported that the “more likely than not” test for accounting purposes has been met with respect to Canadian deferred income tax assets and accordingly, the valuation allowance that had been recorded in the past against the net deferred income tax asset was reversed. A valuation allowance has been provided for the portion of deferred income tax assets relating to U.S. and European jurisdictions.

Liquidity and Capital Resources

Since inception, we have primarily financed business and technology acquisitions, research and development activities and capital expenditures from public and private sales of equity securities. During the year ended December 31, 2004 cash provided by operations increased by $78.1 million, mainly as a result of royalty revenue received and we expect cash flow from operations to continue to be a primary recurring source of funds. In October 2003, we received net proceeds of $238 million upon closing a public offering for 11,500,000 common shares.

We expect that our existing cash resources, cash generated from operations and access to financing should be sufficient to satisfy the funding of existing product development programs, contractual obligations, other operating and capital requirements, potential acquisitions and in-licensing of technologies on both a short-term and long-term basis. The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings. We anticipate continued and expanded involvement in clinical trials and the completion of these trials may take several years.

At December 31, 2004 we had working capital of approximately $268.3 million and cash resources, comprising cash and cash equivalents and short-term and long-term investments in the amount of $319.4 million. In aggregate, our cash resources increased by $7.0 million from $312.4 million at December 31, 2003. At December 31, 2004, we retained approximately $44.7 million (CDN $53.9 million) denominated in Canadian currency in order to meet our anticipated Canadian operating and capital expenditures in future periods.

The primary objectives of our marketable securities portfolio, which is substantially comprised of investment grade commercial debt and government agency notes, are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return while preserving our two primary objectives. Our investment policy limits investments to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. Short-term investments have maturity dates to October 2005 and long-term investments have maturity dates ranging from June 2005 to April 2007.

Cash Flows

(in thousands of $)	Year ended December 31, 2004	Fifteen months ended December 31,2003	Twelve months ended September 30, 2002
	$	$	$
Cash provided by (used in) operating activities	78,112	(35,074)	(9,570)
Cash (used in) provided by investing activities	(231,842)	9,383	14,563
Cash provided by financing activities	7,845	262,394	1,471
Effect of exchange rate changes on cash and cash equivalents	—	18,262	667
(Decrease) increase in cash and cash equivalents	(145,885)	254,965	7,131

Cash provided by operating activities for the year ended December 31, 2004 was derived from net income for the period of $52.5 million with add back adjustments for items not involving cash and other adjustments of $6.2 million and net changes in non-cash working capital items that provided cash of $19.4 million. Net income for the year ended December 31, 2004 included $98.4 million received in royalty revenue. The add back for items not involving cash of $6.2 million for the year ended December 31, 2004 included an expensed amount of $6.4 million for in-process research and development that was also included in investing activities and non-cash stock-based compensation expense of $5.8 million, less a provision of $8.7 million for deferred income taxes. The cash provided from net changes in non-cash working capital items for the year ended December 31, 2004 was mainly due to an increase in accounts payable and accrued liabilities related to royalty payments owing to our licensors and collection of accounts receivable. Cash used in operating activities for the fifteen month period ended December 31, 2003 was $35.1 million derived from the loss for the period of $52.9 million, add-back adjustments for items not involving cash of $25.3 million, and net changes in non-cash working capital items that used cash of $7.5 million, mainly due to an increase in accounts receivable and a decrease in accounts payable. Cash used in operating activities for fiscal 2002 was $9.6 million derived from the loss for the period of $11.5 million, less non cash adjustments of $0.2 million and net changes in non-cash working capital items that provided cash of $2.1 million.

Net cash used in investing activities for the year ended December 31, 2004 of $231.8 million was primarily due to purchases of short-term and long-term investments, net of proceeds from redemptions, of $173.2 million, which includes a $25.0 million long-term investment in Orthovita, Inc. Additional funds used for investing activities included $25.0 million paid to Cook upon amendment of the license agreement, $11.6 million net of cash acquired for the completion of the NeuColl acquisition, $5.5 million for the purchase of the Palo Alto facility, a $6.6 million up-front payment for licensed technology and $6.4 million for in-process research and development. Net cash provided by investing activities was $9.4 million for the fifteen month period ending December 31, 2003. The increase was primarily due to proceeds on maturing short-term investments, net of purchases, of $50.7 million less the purchase of long-term monetary investments of $16.0 million and cash used for business acquisitions of $22.1 million. Net cash provided by investing activities in fiscal 2002 of $14.6 million was primarily due to proceeds on maturing short-term investments, net of purchases of $17.6 million less purchase of property and equipment of $4.2 million.

Net cash provided by financing activities for the year ended December 31, 2004 primarily consisted of cash received from the exercise of stock options. Employees exercised 783,428 stock options during the year ended December 31, 2004 for cash proceeds of $8.2 million. During the year ended December 31, 2004, we also paid out $0.4 million in share issuance costs that had been accrued at December 31, 2003 related to our October 2003 public offering. Net cash provided by financing activities was $262.4 million during the fifteen month period ended December 31, 2003 primarily as a result of our public offering of 11.5 million common shares in October 2003 which resulted in net proceeds of $238.4 million. In addition, employees exercised 3.9 million stock options during the fifteen month period ended December 31, 2003 for cash proceeds of $25.5 million. We also paid out a $1.5 million capital lease assumed upon the acquisition of BioMaterials. The fiscal 2002 cash provided by financing activities was a result of proceeds received from the issuance of common shares on the exercise of stock options.

Purchases of property and equipment amounted to $9.0 million for the year ended December 31, 2004. Additions included $5.5 million for the purchase of the Palo Alto facility, $0.9 million for laboratory equipment, $0.8 for computer equipment and $0.6 million for the continued expansion and development of our ERP financial system. Property and equipment additions of $7.7 million for the fifteen month period ended December 31, 2003 included additions due to the acquisitions of BioMaterials and BioCoatings, of $2.8 million and $0.7 million respectively.

We do not have any pre-arranged credit facilities in place.

In October 2003, we received net proceeds of $238 million upon closing a public offering for 11,500,000 common shares. Our cash position at December 31, 2004 includes cash generated from several other sources, including: royalty revenue, product sales and license fees. Therefore, our cash position is net of expenditures related to the use of proceeds disclosed in the public offering. To date, we have made gross expenditures related to the use of proceeds disclosed in the public offering as follows:

(in thousands of $)	Estimated use of proceeds at time of public offering	Estimate of proceeds used during the Year ended December 31, 2004	Estimate of proceeds used during the Fifteen months ended December 31, 2003
	$	$	$
Clinical studies	25,000	6,500	—
Research and product development	25,000	19,900	—
General corporate purposes	188,000	95,600	22,100
	238,000	122,000	22,100

Proceeds used in clinical studies were comprised of ongoing and concluded human clinical trial expenditures. Proceeds used for research and product development were comprised of discovery and pre-clinical activities and an up-front license payment which was expensed as acquired in-process research and development. Proceeds used for general corporate purposes included general and administrative expenses, purchase of property and equipment, the purchase of the Orthovita shares for $25.0 million; in-licensed medical technology from MIT and Cook for $6.6 million and $25.0 million respectively; and $11.6 million net of acquired cash for the purchase of the remaining shares of Neucoll. The proceeds used in the prior year were a result of the acquisition of Angiotech BioCoatings in December 2003 for cash consideration.

As disclosed at the time of the offering, the amount of proceeds expended for any particular purpose may vary based on a number of factors including the timing, extent, cost and progress of clinical studies and the regulatory approval process, opportunities for strategic alliances and collaborations, and our other operational needs. To date we have not fully expended all of the proceeds of the offering, however we continue to intend to use the remaining proceeds of the offering as previously disclosed.

Contractual Obligations

At December 31, 2004, we did not have any off-balance sheet arrangements, relationships with any special purpose entities or commercial commitments with related parties. Our only contractual obligations are in the form of operating leases and future research and development expenditures in the normal course of business.

Our significant contractual obligations include:

• operating leases on office and laboratory space with various expiries through to July 2019; and

• additional payments on the Poly-Med license agreement subject to future performance.

(in thousands of $)	Payments due by period
	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Operating leases	22,311	1,547	3,382	3,002	14,380
License agreement obligations	2,000	1,000	1,000	—	—
Total obligations	24,311	2,547	4,382	3,002	14,380

Risks Related to Our Business

We enter into indemnification agreements with certain officers and directors of our company. In addition, we enter into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. Those guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. However, we maintain liability insurance that limits the exposure and enables us to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Boston Scientific Corporation (“BSC”) is involved in several legal proceedings concerning challenges to its stent business. As an example, current material litigation proceedings relate to the stent design, Express2TM, used in BSC’s version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking a permanent injunction to prohibit BSC from making, using, selling, offering for sale or importing the Express2TM stent into the United States. If Cordis is successful in obtaining an injunction, we and BSC, would not be able to continue commercializing that stent in the United States until the relevant patent expires, unless the injunction is lifted or one of our licensees is able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis’ patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly curtailed. While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on BSC’s ability to sell its Express2TM stent in the United States. As another example, BSC is involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS and Express stents. Trial is set for June 2005 in the Southern District of New York. We expect that our licencees may be involved in other material legal proceedings in the future relating to the drug-eluting stent.

Oppositions have been filed with respect to three granted European patents that relate to certain products (EP0706376, EP0711158 and EP0809515). The Oppositions on European Patent No EP7011158 and EP0809515 are at an early stage with opposition briefs filed in October 2004 and January 2005 respectively. The Opposition on European Patent No. EP0706376 has had recent activity. On January 24, 2005, the European Patent Office Opposition Division announced a favourable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. An opposition has also been filed by a third party against one of our Japanese patents that relate to stents (No. 3423317). An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal, could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The ultimate outcomes of the Japanese and European Oppositions, including appeals, are uncertain at this time.

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we will pursue all available strategies, including when appropriate negotiation or litigation in any relevant jurisdiction. For example, on February 1, 2005, we announced that together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement. On February 18, 2005, a claim was filed by Conor Medsystems in a court in the United Kingdom alleging that one of our stent patents is invalid and is seeking to have that patent revoked. The outcome of this legal proceeding is uncertain at this time. We intend to pursue and to defend against, to the fullest, any and all actions of Conor Medsystems respecting our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

We are dependent upon BSC in regards to our future revenues and the commercial success of our lead product, the paclitaxel-eluting coronary stent systems. We also anticipate that substantially all of our revenue for the next few years will be derived from and dependent upon BSC. We do not have control over the sales and marketing effort, the stent pricing, production, volumes, distribution or the regulatory environment related to BSC’s paclitaxel-eluting coronary stent program. Our involvement is limited to the terms of the contractual agreements which provide for the receipt of royalty revenue based on the net sales of BSC and specify the applicable royalty rates. For example, we had no control in the volatility of our stock price as a result of the recall on the paclitaxel-eluting coronary stent systems by BSC in July and August of 2004. During the year ended December 31, 2004, revenue from BSC represents approximately 86% of our total revenue.

Although we have recently achieved profitability, we have a history of net losses and may not maintain profitability. Our ability to achieve and maintain profitability will depend on, among other things, the successful commercialization of our technology. While we believe that our available cash, working capital and cash generated from operations should be sufficient to meet our operating and capital needs for the short-term and long-term periods, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to satisfy the funding of our current research and development programs, to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval contractual obligations, to meet other operating and capital requirements, potential acquisitions and in-licensing of technologies. In such an event, we may seek additional funding through public or private financings, arrangements with corporate partners, and from other sources.

Our success depends on the successful commercialization of our products. Our risks in successful commercialization include the results of future clinical trials, significant or unforeseen difficulties in manufacturing the medical devices and surgical implants that use our technology and the level of market acceptance or the occurrence of any unanticipated side effects in patients. Our development programs and products subject us to the risk of product liability claims for which we may not be able to obtain adequate insurance coverage.

We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of several of our products. Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a variety of reasons including failure of delays in funding, research, development and commercialization activities, the pursuit or development of alternative technologies, litigation or other legal action and the failure to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. At December 31, 2004, we had an investment portfolio consisting of highly liquid, high-grade investment securities with maturity dates to April 2007, selected based on the expected timing of future expenditures for continuing operations. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relatively short-term nature of the investments.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate as a result of increasing U.S. dollar denominated revenues and expenditures. This change resulted in a lower exposure to fluctuations in the U.S. dollar and a reduction in foreign exchange gains or losses recorded in our financial statements. At December 31, 2004, we retained approximately $44.7 million (CDN $53.9 million) denominated in Canadian currency in order to meet our anticipated Canadian company operating and capital expenditures in future periods.

Acquisition of companies or technologies may result in disruptions to our business. As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited quarterly consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004 and the fifteen month period ended December 31, 2003.

(in thousands of $ , except per share data)

	Three months ended December 31, 2004 (Q4)	Three months ended September 30, 2004 (Q3)	Three months ended June 30, 2004 (Q2)	Three months ended March 31, 2004 (Q1)
	$	$	$	$
Total revenues	61,227	44,269	13,408	11,876

Operating income (loss)	31,311	22,092	(9,457)	(6,077)

Other income (expenses)	3,786	4,449	(404)	(25)

Income (loss) for the period (1)	41,481	26,619	(9,450)	(6,198)

Basic income (loss) per share (2)	0.49	0.32	(0.11)	(0.07)
Diluted income (loss) per share (2)	0.48	0.31	(0.11)	(0.07)

(in thousands of $ , except per share data)

	Three months ended December 31, 2003 (Q5)	Three months ended September 30, 2003 (Q4)	Three months ended June 30, 2003 (Q3)	Three months ended March 31, 2003 (Q2)
	$	$	$	$
Total revenues	10,306	4,279	3,407	2,348

Operating loss	(8,652)	(6,064)	(7,262)	(9,746)

Other income (expenses)	(8,568)	53	(5,167)	(3,992)

Loss for the period (1)	(17,220)	(6,011)	(12,429)	(13,738)

Basic and diluted loss per share (2)	(0.21)	(0.09)	(0.18)	(0.21)

Note: (1)         The quarterly information from Q2 2003 to Q5 2003 has been restated for the effect of implementing the accounting policy for expensing stock-based compensation for all awards granted after October 1, 2002. We recorded total stock-based compensation expense for the fifteen month period ending December 31, 2003 of $3.1 million.

Note: (2)         Basic and diluted loss per share takes into account two-for-one stock splits which occurred in March 2003 and February 2004.

Total revenue increased significantly in the third and fourth quarter of 2004 as a result of receiving significant royalty revenue from BSC in August and November 2004. These were the two first full quarters of royalty revenue that we received from BSC subsequent to BSC receiving FDA approval in March 2004 to sell its paclitaxel-eluting stent systems in the U.S. Revenue had increased steadily over the previous six quarters after our corporate partners received approval for the commercial sale of the paclitaxel-eluting stent systems in Europe and other world markets (excluding the U.S. and Japan), however the U.S. approval resulted in a significant increase. Prior to the first quarter of 2004, revenue increases were also a result of commercial product sales and license fees earned by one of our subsidiaries which we acquired in the second quarter of 2003. Royalty revenue in the first quarter of 2005 is expected to increase slightly compared to the amount received in fourth quarter of 2004.

We recorded operating income in the third and fourth quarter of 2004 as a result of the increase in royalty revenue. The previous quarters’ operating losses fluctuated based on our research and development activities, acquired in-process research and development expenditures and corporate activity, including acquisitions. Other income (expenses) has been shown separately as the fluctuations in this category can be significant on a quarterly basis, primarily due to foreign exchange gains or losses on our US or Canadian dollar denominated cash and cash equivalents and our short-term and long-term investments.

Outstanding Share Data

As of December 31, 2004, there were 83,957,950 common shares issued and outstanding for a total of $451.5 million in share capital and there were 8,353,816 stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,276,587 were exercisable) at a weighted average exercise price of CDN$16.97. As of December 31, 2004, there were 169,056 stock options outstanding in the BioMaterials stock option plans (of which 126,787 were exercisable) at a weighted average exercise price of US $11.45.

As of February 15, 2005, there were 84,042,751 common shares issued and outstanding for a total of $452.5 million in share capital. As of February 15, 2005 there were 8,309,284 stock options exercisable in CDN$ outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,453,409 were exercisable) at a weighted average exercise price of CDN$16.84. There were also 203,500 stock options exercisable in US$ outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 2,158 were exercisable) at a weighted average exercise price of US $17.61. As of February 15, 2005, there were 116,116 stock options outstanding in the BioMaterials stock option plans (of which 116,116 were exercisable) at a weighted average exercise price of US $10.97.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patent liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our fi lings with the Securities and Exchange Commission; and any other factors that may affect performance.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks are detailed under “Risks Related to Our Business” above.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP conduct an independent examination, in accordance with the standards of the Public Company Accounting Oversight Board (United States), and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ William L. Hunter	/s/ David M. Hall
Dr. William L. Hunter	David M. Hall
President and CEO	CFO

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.

Management has evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2004, the Company maintained effective internal control over financial reporting.

Management recognizes that effective internal control over financial reporting may not prevent or detect all misstatement or fraud. Therefore, the Company’s internal control over financial reporting can only provide management with reasonable assurance that the Company’s financial reporting is accurate.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, the independent registered public accounting firm that also audited the Company’s consolidated financial statements. A copy of Ernst & Young’s attestation report on management’s assessment of the Company’s internal control over financial reporting is included herein.

/s/ William L. Hunter	/s/ David M. Hall
Dr. William L. Hunter	David M. Hall
President and CEO	CFO

Consolidated Financial Statements

December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Angiotech Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Angiotech Pharmaceuticals, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2004, fifteen months ended December 31, 2003 and year ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Angiotech Pharmaceuticals, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the year ended December 31, 2004, fifteen months ended December 31, 2003 and year ended September 30, 2002, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Angiotech Pharmaceuticals, Inc. internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2005 expressed an unqualified opinion thereon.

/s/ Ernest & Young LLP
Vancouver, Canada,	Ernst & Young LLP
February 11, 2005 (except as to note 15 c (iii) which is as of February 18, 2005)	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Angiotech Pharmaceuticals, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Angiotech Pharmaceuticals, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Angiotech Pharmaceuticals, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Angiotech Pharmaceuticals, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Angiotech Pharmaceuticals, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Angiotech Pharmaceuticals, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2004, fifteen months ended December 31, 2003, and year ended September 30, 2002 and our report dated February 11, 2005 (except as to note 15 c (iii) which is as of February 18, 2005) expressed an unqualified opinion thereon.

/s/ Ernest & Young LLP
Vancouver, Canada,	Ernst & Young LLP
February 11, 2005	Chartered Accountants

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S.$ ) As at	December 31, 2004	December 31, 2003
	$	$
		(Note 2)
ASSETS
Current
Cash and cash equivalents [note 6]	118,244	264,129
Short-term investments [note 8]	153,240	32,665
Accounts receivable	2,467	5,694
Inventories [note 7]	1,455	1,916
Deferred income taxes [note 14]	15,490	—
Other current assets	1,773	3,226
Total current assets	292,669	307,630
Long-term investments [note 8]	71,711	16,801
Property and equipment [note 9]	15,677	10,136
Intangible assets [note 10]	65,246	30,094
Goodwill	33,346	30,486
Other assets	428	575
	479,077	395,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	21,332	7,275
Income taxes payable [note 14]	3,037	—
Deferred revenue – current portion	—	4,268
Total current liabilities	24,369	11,543
Deferred revenue [note 16(d)]	2,000	2,090
Deferred leasehold inducement [note 12]	2,860	2,272
Deferred income taxes [note 14]	8,022	2,446
	12,882	6,808
Commitments and contingencies [note 15]
Shareholders’ equity
Share capital [note 13]
Authorized:
200,000,000 common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
December 31, 2004 - 83,957,950
December 31, 2003 - 83,174,522	451,532	443,311
Additional paid in capital	14,335	8,525
Accumulated deficit	(44,420)	(96,872)
Accumulated other comprehensive income	20,379	22,407
Total shareholders’ equity	441,826	377,371
	479,077	395,722

See accompanying notes to the consolidated financial statements

On behalf of the Board:

/s/ David T. Howard	/s/ Arthur Willms
David T. Howard	Arthur Willms
Director	Director

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S.$ , except share and per share data)

	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
		(Note 2)	(Note 2)
REVENUE
Royalty revenue	100,788	4,353	5
Product sales	12,680	8,027	—
License fees [note 16(a)]	17,312	8,069	4,650
	130,780	20,449	4,655
EXPENSES
License and royalty fees	18,231	1,877	—
Cost of goods sold product sales	7,866	4,824	—
Research and development	27,132	15,143	10,520
Selling, general and administration	22,997	18,562	7,705
Depreciation and amortization	10,310	8,751	498
Acquired in-process research and development	6,375	6,639	—
	92,911	55,796	18,723
Operating income (loss)	37,869	(35,347)	(14,068)

Other income (expenses):
Foreign exchange gain (loss)	2,140	(20,155)	377
Investment and other income	5,666	2,688	2,194
Interest expense - capital lease	—	(72)	—
Total other income (expenses)	7,806	(17,539)	2,571
Income (loss) for the period before income taxes	(45,675)	(52,886)	(11,497)
Income tax recovery [note 14]	6,777	—	—
Net income (loss) for the period	52,452	(52,886)	(11,497)

Basic net income (loss) per common share	0.63	(0.75)	(0.18)
Diluted net income (loss) per common share	0.61	(0.75)	(0.18)
Basic weighted average number of common shares outstanding (in thousands)	83,678	70,580	62,532
Diluted weighted average number of common shares outstanding (in thousands)	85,697	N/A	N/A

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S.$ , except share data)

			Additional paid in Capital	Accumulated other Comprehensive income	Other comprehensive income (loss)	Accumulated Deficit	Total Shareholders' Equity

	Common Shares
	Shares	Amount
	#	$	$	$	$	$	$
Balance at September 30, 2001	62,123,016	132,976	3,048	(6,995)		(32,489)	96,540
Exercise of stock options	704,196	1,471					1,471
Fair value of warrants recorded as medical technology			200				200
Exercise of warrants	100,256	1,244	(1,244)				—
Stock based compensation			182				182
Other comprehensive income (loss):
Translation adjustment from application of U.S. dollar reporting				(336)	(336)		(336)
Unrealized gain on available for sale securities				67	67		67
Loss for the period					(11,497)	(11,497)	(11,497)
Comprehensive loss for the period					(11,766)

Balance at September 30, 2002	62,927,468	135,691	2,186	(7,264)		(43,986)	86,627

Issuance of common shares, net of
issue costs of $14 million	11,500,000	238,050					238,050
Exercise of stock options	3,935,798	25,508					25,508
Acquisition of BioMaterials	4,811,256	44,062	3,245				47,307
Stock based compensation			3,094				3,094
Other comprehensive income (loss):
Translation adjustment from application of U.S. dollar reporting				29,364	29,364		29,364
Unrealized gain on available for sale securities				374	374		374
Reclassification of unrealized gain on available for sale securities				(67)	(67)		(67)
Loss for the period					(52,886)	(52,886)	(52,886)
Comprehensive loss for the period					(23,215)

Balance at December 31, 2003	83,174,522	443,311	8,525	22,407		(96,872)	377,371

Exercise of stock options	783,428	8,221					8,221
Stock based compensation			5,810				5,810
Other comprehensive income (loss):
Translation adjustment from application of U.S. dollar reporting				(19)	(19)		(19)
Unrealized loss on available for sale securities				(1,635)	(1,635)		(1,635)
Reclassification of unrealized gain on available for sale securities				(374)	(374)		(374)
Net income for the period					52,452	52,452	52,452
Comprehensive income for the period					50,424

Balance at December 31, 2004	83,957,950	451,532	14,335	20,379		(44,420)	441,826

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S.$)

	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Year ended September 30 2002
	$	$	$
		(Note 2)	(Note 2)
OPERATING ACTIVITIES
Net income (loss) for the period	52,452	(52,886)	(11,497)
Add items not involving cash:
Depreciation and amortization	10,673	9,813	498
Unrealized foreign exchange (gain) loss	(2,648)	1,214	(429)
Unrealized loss on investments	—	—	61
Deferred leasehold inducement	(220)	404	—
Gain on sale of investment	(547)	—	—
Loss on disposal of property and equipment	—	2	77
Deferred income taxes	(8,680)	—	—
Equity income	(332)	(178)	—
Stock based compensation expense [note 13(c)]	5,810	3,094	182
Acquired in-process research and development	6,375	6,639	—
Deferred revenue	(4,206)	4,285	(561)
Net change in non-cash working capital items relating to operations	19,435	(7,461)	2,099
Cash provided by (used in) operating activities	78,112	(35,074)	(9,570)

INVESTING ACTIVITIES
Purchase of short-term investments	(280,122)	(186,983)	(89,207)
Proceeds from short-term investments	163,580	237,723	106,797
Purchase of long-term investments	(76,082)	(16,047)	—
Proceeds from long-term investments	19,395	—	—
Purchase of property and equipment	(9,169)	(4,095)	(4,202)
Proceeds on disposal of property and equipment	—	5	6
Acquisition of subsidiaries, net of cash acquired [note 4]	(11,616)	(22,075)	—
Acquisition of medical technologies	(32,260)	(1,483)	—
Acquired in-process research and development	(6,375)	—	—
Restricted cash	—	1,801	—
Other assets	—	86	—
Leasehold inducements received	807	451	1,169
Cash provided by (used in) investing activities	(231,842)	9,383	14,563

FINANCING ACTIVITIES
Repayments of capital lease obligation	—	(1,542)	—
Issuance of common shares net of issue costs	(375)	238,428	—
Proceeds from stock options exercised	8,220	25,508	1,471
Cash provided by financing activities	7,845	262,394	1,471
Effect of exchange rate changes on cash and cash equivalents	—	18,262	667
Net (decrease) increase in cash and cash equivalents during the	(145,885)	254,965	7,131
Cash and cash equivalents, beginning of period	264,129	9,164	2,033
Cash and cash equivalents, end of period1	118,244	264,129	9,164

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with certain surgical procedures, the implantation of medical devices and processes of various diseases.

1. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All amounts herein are expressed in U.S. dollars unless otherwise noted. These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as disclosed in note 19.

In September 2003, the Company announced its intention to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003. Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the fifteen month period ended December 31, 2003.

2. FUNCTIONAL AND REPORTING CURRENCY CHANGE

Effective January 1, 2004, the Company changed its functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which it operates as a result of increasing U.S. dollar denominated revenues and expenditures. Concurrent with the change in its functional currency, the Company adopted the U.S. dollar as its reporting currency. The consolidated financial statements of the Company for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows: assets and liabilities using the rate of exchange prevailing at the balance sheet date; shareholders’ equity using the applicable historic rate; and revenue and expenses using a monthly average rate of exchange. Translation adjustments have been included as part of the cumulative foreign currency translation adjustment which has been reported as other comprehensive income.

For periods commencing January 1, 2004, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses are included in the determination of the income for the period.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from those estimates.

Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the monthly exchange rate. Foreign exchange gains and losses are included in the determination of income for the period.

Prior to October 1, 2003, the Company translated the accounts of one of its subsidiaries using the current rate method of accounting as it was considered to be a self-sustaining subsidiary. Under this method, asset and liability accounts were translated at the rate of exchange prevailing at the balance sheet date. Shareholder’s equity accounts were translated at applicable historical rates. Revenue and expense items were translated at the monthly rate of exchange. The foreign exchange gain or loss on translation was recorded as a cumulative translation adjustment, reported as other comprehensive income. As a result of significant changes in the economic facts and circumstances, the Company re-classified the investment as an integrated subsidiary and adopted the temporal method of accounting as of October 1, 2003.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost plus accrued interest..

Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses reflected in other comprehensive income (loss).

Long-term investments where the Company exercises significant influence are accounted for using the equity method. The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment. Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of the income for the period.

Inventories

Raw materials are recorded at the lower of cost, determined on a specific item basis, and replacement cost. Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation, government grants and specific funding under research contract arrangements. Depreciation is provided using the straight-line method over the following terms:

Computer equipment	3 - 5 years
Research equipment	5 years
Manufacturing equipment	3 - 7 years
Office furniture and equipment	3 - 5 years
Leasehold improvements	Term of the lease
Building	25 years

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are not amortized but are tested for impairment at least annually. Intangible assets with finite lives are amortized based on their estimated useful lives.

Amortization of intangible assets with finite lives is provided using the straight-line method over the following terms:

In-licensed technologies	5 - 10 years
Acquired technologies	2 - 10 years
Distribution relationships	10 years
Other	2 - 10 years

Impairment of long-lived assets

Goodwill and indefinite life intangible assets acquired in a business combination are tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that an impairment may exist. When the carrying value of a reporting unit’s goodwill or indefinite life intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company reviews the carrying value of intangible assets with finite lives, property and equipment and other long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment. An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. No impairment relating to long-lived assets, including goodwill and intangible assets, has been identified by the Company for the year ended December 31, 2004, the fifteen month period ended December 31, 2003 or the year ended September 30, 2002.

Revenue recognition

Royalty revenue

Royalty revenue is recognized when the Company has fulfilled the terms, in accordance with the contractual agreement, and has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured. The Company records royalty revenue from Boston Scientific Corporation (“BSC”) on a one quarter lag basis due to its inability to obtain sufficient information to accurately estimate the BSC royalty.

Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped. Revenue from product sales is recognized net of provisions for future returns. These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience. Products shipped but for which the ultimate sales price is not known are recorded as deferred costs. Such deferred costs will be recorded as an expense as associated sales are recorded.

License fees

License fees comprise initial fees and milestone payments derived from collaborative and other licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and non-refundable milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.

Income taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Investment tax credits for qualified research and development expenditures are recognized using the flow through method with a reduction of tax expense in the period in which the Company becomes entitles to the tax credits. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Government grants

Government assistance is recorded as a reduction of the related expenditures or capital assets, provided the grants are not repayable.

Research and development costs

Research and development costs, including in-process research and development, are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.

Net income per common share

Net income per common share is calculated using the weighted average number of common shares outstanding during the period, excluding contingently issuable shares, if any. Diluted net income per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options.

The following table sets out the computation of basic and diluted net income per common share for the year ended December 31, 2004. The computation has not been performed for the fifteen month period ended December 31, 2003 and the year ended September 30, 2002 as the Company recorded a loss for these periods and the effect of outstanding stock options is anti-dilutive.

(in thousands of U.S.$, except per share data)

Year ended December 31, 2004
$
Numerator:
Net income	52,452

Denominator:
Basic weighted average common shares outstanding	83,678
Dilutive effect of stock options	2,019
Diluted weighted average common shares outstanding	85,697
Basic net income per common share	0.63
Diluted net income per common share	0.61

Stock based compensation

The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company pursuant to a stock option plan described in note 13(b). Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 148 (SFAS 148), “Accounting for Stock Based Compensation – Transition and Disclosure”, an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) “Accounting for Stock Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to October 1, 2002. The standard permits the prospective recognition of stock based compensation expense using a fair value based method for all employee stock based compensation transactions occurring subsequent to October 1, 2002.

Prior to the adoption of this standard, the Company applied the disclosure provisions of SFAS 123 for stock options granted to employees. As allowed by SFAS 123, the Company followed the intrinsic value approach of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) which resulted in no compensation expense being recognized for stock options granted to employees for the year ended September 30, 2002 as the exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of grant.

For awards granted, modified or settled prior to October 1, 2002, the Company discloses the pro forma effects to the net income for the period and net income per common share for the period as if the fair value method had been used at the date of grant. The pro forma information is presented in note 13(d).

Deferred leasehold inducement

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to October 1, 2002 that were previously disclosed on a pro-forma basis. The Company is currently evaluating the impact of SFAS 123(R) on its consolidated financial statements.

4. ACQUISITIONS

(a) NeuColl, Inc.

On August 6, 2004, the Company completed the step acquisition of NeuColl, Inc. (“NeuColl”), a privately held U.S. based company, for cash consideration. NeuColl was acquired primarily for the intellectual property related to its collagen-based products. On January 31, 2003, through the acquisition of Cohesion Technologies, Inc. (“Cohesion”), the Company acquired a 38.6% equity interest in NeuColl, a $200,000 convertible debenture and 3,000,000 warrants to purchase common shares of NeuColl at $0.50 per share that were due to expire on February 1, 2006. In July 2003, Cohesion exercised 1,000,000 of the warrants at a cost of $500,000, increasing the Company’s equity interest to 46.6%. Book values of the Company’s equity interest at the time of each initial investment approximated fair market value. In the final step, the Company acquired all of the remaining outstanding common and preferred shares of NeuColl for cash consideration of $13.5 million.

The acquisition was accounted for as a step acquisition using the purchase method of accounting. The Company has recognized its equity interest in the results of NeuColl for the period January 31, 2003, the date it acquired significant influence, to August 6, 2004, the date of acquisition of control. The assets, liabilities, revenue and expenses of NeuColl have been included in the consolidated financial statements of the Company from August 6, 2004. Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

(in thousands of U.S.$)	$
Cash	1,485
Other current assets	1,365
Property and equipment	207
Other non-current assets	15
Identifiable intangible assets	10,241
Goodwill	4,405
Current liabilities	(587)
Deferred income tax liability	(2,443)
14,688
Consideration:
Initial investments, including accumulated equity income	1,224
Cash paid to shareholders	12,895
Liabilities assumed	404
Acquisition costs	165
14,688

Description of acquisition

Located in Los Gatos, California, NeuColl is engaged in the development and commercialization of collagen-based products for orthopaedic and spinal applications.

Identifiable intangible assets

At the acquisition date, NeuColl had distribution relationships with identifiable benefits. The distribution relationships were valued using a discounted cash flow approach using a discount rate of 17% to 18%, resulting in an allocated fair value of $8.7 million at the date of acquisition, and will be amortized over 10 years. The Company also allocated $1.5 million to other identifiable intangible assets which will be amortized over varying terms of 2 to 10 years.

(b) Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.)

On January 31, 2003, the Company acquired all of the common shares of Cohesion Technologies, Inc., a U.S. based Company. Cohesion subsequently changed its name to Angiotech BioMaterials Corp. (“BioMaterials”) effective December 20, 2004. The acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of BioMaterials have been included in the consolidated financial statements of the Company from January 31, 2003, the date of acquisition. Total consideration, which was determined by the fair value of the consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition as follows:

(in thousands of U.S.$, except share data)	$
Cash and cash equivalents	2,464
Restricted cash	1,802
Other current assets	2,706
Property and equipment	2,824
Other non-current assets	289
Identifiable intangible assets	19,450
In-process research and development	3,430
Goodwill	21,316
Current liabilities	(5,219)
Other non-current liabilities	(1,112)
47,950
Consideration:
Common shares (4,811,256 common shares reflecting stock splits [note 13])	44,062
Cash consideration on fractional shares	15
Fair value of vested stock options (additional paid in capital)	3,245
Acquisition costs	628
47,950

The amounts presented above represent historical balances in U.S. dollars at the acquisition date. As a result of the change in the Company’s functional currency from the Canadian dollar to the U.S. dollar (see note 2), certain historic balances have been adjusted on translation and accordingly, since January 1, 2004, the balances for intangible assets, in-process research and development and goodwill have been reported using adjusted U.S. dollar values.

Common share consideration

The value of common shares was determined by using the average selling price on the NASDAQ stock exchange for the three days up to the acquisition date of January 31, 2003, resulting in an average share price of $9.16, reflecting each of the stock splits on March 3, 2003 and February 4, 2004 [note 13].

Fair value of stock options

The Company used the Black-Scholes option pricing model to estimate the fair value of the stock options assumed at the acquisition date, using the following weighted average assumptions: dividend yield of 0%; risk fee interest rate of 5.02%; volatility factor of the expected market price of the Company’s common stock of 50.1%; and a weighted average expected life of the options of 2 years.

Description of acquisition

BioMaterials had a patent portfolio that included approximately 75 issued U.S. patents with 10 patent applications pending in the U.S. at the time of acquisition. This patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers.

Located in Palo Alto, California, BioMaterials is focused on developing and commercializing proprietary biosurgical products including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.

BioMaterials had the following product portfolio at the time of acquisition:

CoStasis® Surgical Hemostat, BioMaterials’ first biosurgical product, is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. CoStasis is approved for sale in Europe, the U.S., Australia and Canada.

CoSeal® Surgical Sealant, BioMaterials’ second biosurgical product, is a fully synthetic biosealant designed for sealing vascular grafts, and other tissues and sites of incision. CoSeal is approved for sale in Europe, the U.S., Australia and Canada. BioMaterials received CE Mark approval in August 2002 permitting the sale of its Adhibit™ adhesion prevention gel to prevent or reduce the incidence, severity and extent of post-surgical adhesion formation in patients undergoing cardiac surgery.

Identifiable intangible assets

At the acquisition date, BioMaterials had several developed products that provided a stream of identifiable benefits from the sale of these products. The proprietary developed technology was valued using a discounted cash flow approach using a discount rate of 11%, resulting in an allocated fair value of $15.8 million at the date of acquisition. BioMaterials also possessed core patented technology that is expected to leverage functionality from previously developed products and technologies. The core patented technology was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $3.7 million at the date of acquisition.

In addition, the Company acquired in-process research and development that would require further development. The in-process research and development was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $3.4 million at the date of acquisition. The in-process research and development acquired has been written off as of the acquisition date.

(c) Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)

On December 4, 2003, the Company acquired all of the common shares of STS Biopolymers, Inc. (“STS”), a U.S. based Company, for cash consideration. STS subsequently changed its name to Angiotech BioCoatings Corp. (“BioCoatings”) effective October 22, 2004. This acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of BioCoatings have been included in the consolidated financial statements of the Company from December 4, 2003, the date of acquisition. Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

(in thousands of U.S.$)	$
Cash and cash equivalents	146
Other current assets	1,465
Property and equipment	745
Other non-current assets	14
Identifiable intangible assets	14,600
In-process research and development	3,100
Goodwill	9,257
Current liabilities	(1,379)
Deferred income tax liability	(3,568)
24,380
Consideration:
Cash paid to shareholders	19,934
Cash paid to debtholders	2,813
Liabilities assumed	430
Acquisition costs	1,203
24,380

The amounts presented above represent historical balances in U.S. dollars at the acquisition date. As a result of the change in the Company’s functional currency from the Canadian dollar to the U.S. dollar (see note 2), certain historic balances have been adjusted on translation and accordingly, since January 1, 2004, the balances for intangible assets, in-process research and development and goodwill have been reported using adjusted U.S. dollar values.

Description of acquisition

Located in Henrietta, New York, BioCoatings specializes in the development and manufacturing of state-of-the-art biocompatible coatings for medical devices. The BioCoatings coatings are in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires. BioCoatings also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT ®) coatings to a wide variety of medical device partners.

Identifiable intangible assets

At the acquisition date, BioCoatings had several developed products that provided a stream of identifiable benefits from the sale of these products. The proprietary developed technology was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $7.9 million at the date of acquisition. BioCoatings also possessed core patented technology that is expected to leverage functionality from previously developed products and technologies. The core patented technology was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $5.5 million at the date of acquisition. The Company also allocated $1.2 million to customer relationships as an identifiable intangible asset.

In addition, the Company acquired in-process research and development that would require further development. The in-process research and development was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $3.1 million at the date of acquisition. The in-process research and development acquired has been written off as of the acquisition date.

(d) Pro forma information – Acquisitions

The following pro forma information presents a summary of the consolidated results of operations of the Company and its acquired subsidiaries (NeuColl, BioMaterials and BioCoatings) as if the acquisitions had occurred on October 1, 2002. All transactions between the Company and NeuColl, BioMaterials and BioCoatings have been eliminated.

(in thousands of U.S.$, except per share data)

	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$
Pro forma total revenue	133,902	33,505
Pro forma net income (loss)	52,458	(62,853)

Pro forma basic net income (loss) per share	0.63	(0.89)
Pro forma diluted net income (loss) per share	0.60	(0.89)

These pro forma consolidated results have been prepared for comparative purposes only. They may not be indicative of the results of operations which would have resulted had NeuColl, BioMaterials and BioCoatings been acquired on October 1, 2002. They also are not indicative of future consolidated results of operations of the Company.

5. FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, accounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature. See note 8 for the fair value of long-term investments.

Financial risk includes interest rate risk, exchange rate risk and credit risk. Interest rate risk arises due to the Company’s investments bearing fixed interest rates. Foreign exchange risk arises as a portion of the Company’s investments which finance operations and a portion of the Company’s expenses are denominated in Canadian dollars. Credit risk arises as the Company provides credit to its customers in the normal course of business. The Company carries out credit evaluations of its customers on a continuing basis.

6. CASH EQUIVALENTS

At December 31, 2004, cash and cash equivalents includes $19,289,000 (CDN $23,216,000) denominated in Canadian dollars [December 31, 2003 - $78,513,000 (CDN $101,470,000)].

7. INVENTORIES

(in thousands of U.S.$)	December 31, 2004	December 31, 2003
	$	$
Raw materials	941	303
Work in process	100	770
Finished goods	414	843
	1,455	1,916

8. SHORT AND LONG-TERM INVESTMENTS

(in thousands of U.S. $)	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
	$	$	$	$
December 31, 2004
Available for sale equity securities	25,007	—	(1,200)	23,807
Available for sale debt securities	201,579	2	(437)	201,144
	226,586	2	(1,637)	224,951

(in thousands of U.S. $)	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
	$	$	$	$
December 31, 2003
Available for sale equity securities	170	356	—	526
Available for sale debt securities	48,222	20	(2)	48,240
Investment in NeuColl, Inc., accounted for by the equity method [note 4(a)]	700	—	—	700
	49,092	376	(2)	49,466

Available for sale securities

Short-term investments are substantially comprised of investment grade commercial debt with an average fixed interest rate of 2.1% [December 31, 2003 - 1.7%] and maturities to October 2005 [December 31, 2003 – maturities to December 2004]. Included in short-term investments at December 31, 2004 are investments of $25,454,000 (CAN $30,637,000) denominated in Canadian dollars [December 31, 2003 - $11,698,000 (CAN $15,119,000)].

Long-term investments are denominated in U.S. dollars and are comprised of government agency notes with an average yield to maturity of 2.4% [December 31, 2003 - 2.2%] and maturities ranging from June 2005 to April 2007 [December 31, 2003 – May 2005 to June 2006] and an investment in Orthovita, Inc.

The cost and approximate market value of available for sale debt securities by contractual maturity, as at December 31, 2004 and 2003 are as follows:

(in thousands of U.S.$)

	Cost	Approximate market and carrying value
	$	$
December 31, 2004
Less than one year	153,269	153,240
Due after one year through three years	48,310	47,904
	201,579	201,144

(in thousands of U.S.$)

	Cost	Approximate market and carrying value
	$	$
December 31, 2003
Less than one year	32,665	32,665
Due after one year through three years	15,557	15,575
	48,222	48,240

9. PROPERTY AND EQUIPMENT

(in thousands of U.S.$)	Cost	Accumulated depreciation	Net book value
	$	$	$
December 31, 2004
Computer equipment	4,478	2,387	2,091
Research equipment	3,489	1,775	1,714
Manufacturing equipment	1,722	796	926
Office furniture and equipment	1,644	699	945
Leasehold improvements	7,088	2,566	4,522
Building	3,039	60	2,979
Land	2,500	—	2,500
	23,960	8,283	15,677

(in thousands of U.S.$)	Cost	Accumulated depreciation	Net book value
	$	$	$
December 31, 2003
Computer equipment	3,177	1,446	1,731
Research equipment	2,640	1,409	1,231
Manufacturing equipment	1,490	335	1,155
Office furniture and equipment	1,379	399	980
Leasehold improvements	6,486	1,447	5,039
	15,172	5,036	10,136

Depreciation expense for the year ended December 31, 2004 amounted to $3,325,000 (fifteen month period ended December 31, 2003 - $3,063,000; year ended September 30, 2002 - $425,000).

10. INTANGIBLE ASSETS

(in thousands of U.S.$)	Cost	Accumulated amortization	Net book value
	$	$	$
December 31, 2004
In-licensed technologies	34,326	1,427	32,899
Acquired technologies	33,907	12,197	21,710
Distribution relationships	8,699	363	8,336
Other	2,759	458	2,301
	79,691	14,445	65,246

(in thousands of U.S.$)	Cost	Accumulated amortization	Net book value
	$	$	$
December 31, 2003
In-licensed technologies	2,066	562	1,504
Acquired technologies	33,907	6,533	27,374
Other	1,216	—	1,216
	37,189	7,095	30,094

Amortization expense for the year ended December 31, 2004 amounted to $7,348,000 (fifteen month period ended December 31, 2003 - $6,750,000; year ended September 30, 2002 - $73,000).

The following table summarizes the estimated amortization expense for each of the five succeeding fiscal years for intangible assets held as of December 31, 2004:

(in thousands of U.S.$)	$
2005	8,818
2006	8,665
2007	7,664
2008	7,664
2009	7,302

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands of U.S.$)	December 31, 2004	December 31, 2003
	$	$

Trade accounts payable	2,149	1,978
Accrued license and royalty fees	14,455	1,756
Employee-related accruals	2,618	2,080
Other accrued liabilities	2,110	1,461
	21,332	7,275

12. DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and is being amortized to reduce rental expense on a straight line basis over the term of the lease which commenced in October 2002.

13. SHARE CAPITAL

In each of March 2003 and February 2004, the shareholders of the Company authorized a 2 for 1 stock split of the Company’s common shares. All common share capital, options and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to each of the stock splits.

a) Authorized

200,000,000 Common shares without par value

50,000,000 Class I Preference shares without par value

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required. None of these shares are currently issued and outstanding.

b) Stock Options

Angiotech Pharmaceuticals, Inc.

In January 2004, the shareholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plans. The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company. The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and for options granted under the 2004 Plan, the term may not exceed five years. For options grandfathered from the previous stock option plans, the term did not exceed 10 years. Options granted are also subject to certain vesting provisions.

A summary of the stock option transactions is as follows:

	No. of optioned shares	Weighted average exercise price CDN$
Outstanding at September 30, 2001	8,426,488	9.83
Granted	2,463,200	20.23
Exercised	(704,196)	3.28
Forfeited	(295,120)	16.01
Outstanding at September 30, 2002	9,890,372	12.70
Granted	1,656,256	14.92
Exercised	(3,088,136)	8.10
Forfeited	(622,328)	18.64
Outstanding at December 31, 2003	7,836,164	14.52
Granted	1,589,394	31.38
Exercised	(622,200)	13.68
Forfeited	(449,542)	29.59
Outstanding at December 31, 2004	8,353,816	16.97

These options expire at various dates from February 5, 2006 to August 3, 2013.

Angiotech BioMaterials, Corp.

On January 31, 2003, upon the acquisition of BioMaterials, the Company assumed a total of 1,101,488 stock options outstanding under BioMaterials’ stock option plans including the 1998 Stock Option Plan. Under the 1998 Stock Option Plan, options may be granted to the Company’s employees and consultants. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years. Options granted are also subject to certain vesting provisions. Each BioMaterials stock option is converted into one Angiotech common share upon exercise.

A summary of the BioMaterials stock option transactions for the period from January 31, 2003 to December 31, 2004 is as follows:

	No. of optioned shares	Weighted average exercise price U.S.$
Outstanding at January 31, 2003	1,101,488	9.55
Granted	153,744	10.28
Exercised	(847,662)	8.39
Forfeited	(74,450)	17.17
Outstanding at December 31, 2003	333,120	11.14
Exercised	(161,228)	10.74
Forfeited	(2,836)	15.81
Outstanding at December 31, 2004	169,056	11.45

These options expire at various dates from May 12, 2005 to June 3, 2013.

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding December 31.2004			Options exercisable December 31, 2004
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of Common shares issuable	Weighted average exercise price
The following options are exercisable in CDN$:
$0.69	114,000	1.10	$0.69	114,000	$0.69
$2.25-$3.03	401,812	3.79	$2.80	401,812	$2.80
$3.75-$4.24	503,614	4.93	$4.23	503,614	$4.23
$11.46-$14.84	3,204,676	6.76	$13.58	2,518,606	$13.59
$15.10-$19.75	1,404,734	6.06	$16.93	1,310,421	$16.97
$21.39-$32.90	2,724,980	5.67	$26.12	1,428,134	$23.71
	8,353,816	5.96	$16.97	6,276,587	$14.92

The following options are exercisable in U.S.$:
$5.43-$5.67	6,728	7.08	$5.59	6,728	$5.59
$6.52-$9.60	115,211	7.91	$9.42	78,831	$9.33
$10.39-$13.09	7,628	3.82	$12.06	7,628	$12.06
$15.10-$17.23	27,118	7.44	$15.74	21,228	$15.92
$20.04-$24.58	12,371	5.43	$23.75	12,371	$23.75
	169,056	7.44	$11.45	126,786	$11.81

c) Stock based compensation expense

The Company recorded stock based compensation expense of $5,810,000 for the year ended December 31, 2004 ($3,094,000 for the fifteen month period ended December 31, 2003) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002. The estimated fair value of the options granted is amortized to expense on a straight-line basis over the vesting period and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31, 2004	Fifteen month Period ended December 31, 2003
Dividend yield	Nil	Nil
Annualized volatility	46.4%	67.5%
Risk-free interest rate	2.93%	3.92%
Expected life (years)	3	3

The weighted average fair value of stock options granted in the year ended December 31, 2004 was CDN $10.67 (fifteen month period ended December 31, 2003 — CDN $6.80).

During the year ended December 31, 2004, as the result of an employee termination agreement, the Company accelerated the vesting of 86,635 stock options to an immediate vesting from approximately 2.5 years. The Company recorded compensation expense of $627,000 based on the estimated fair values of the modified awards. The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 42%, risk-free interest rate 2.27% and expected life – 91 days.

During the fifteen month period ended December 31, 2003, as the result of an employee termination agreement, the Company accelerated the vesting of 79,458 stock options to an immediate vesting from approximately 1.7 years. The Company recorded compensation expense of $941,000 based on the estimated fair value of the modified award. The estimated fair value was determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 46%, risk-free interest rate 3.88% and expected life – 30 days.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

d) Pro forma disclosure

The following pro forma financial information presents the net income (loss) for the period and basic and diluted net income (loss) per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

(in thousands of U.S.$, except per share data)	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
Net income (loss) for the period	52,452	(52,886)	(11,497)
Add: Stock based employee compensation expense included in reported loss above	5,810	3,094	182
Deduct: Total stock based employee compensation expense using fair value based method for all awards	(14,262)	(15,235)	(13,782)
Pro forma net income (loss) for the period	44,000	(65,027)	(25,097)
Basic net income (loss) per common share
As reported	0.63	(0.75)	(0.18)
Pro forma	0.53	(0.92)	(0.40)
Diluted net income (loss) per common share
As reported	0.61	(0.75)	(0.18)
Pro forma	0.51	(0.92)	(0.40)

The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock option compensation is amortized to expense over the vesting period and additional options may be granted in future periods. The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

Year ended September 30, 2002
Dividend Yield	Nil
Annualized Volatility	50.0%
Risk-free Interest Rate	4.00%
Expected Life (Years)	5

The weighted average fair value of stock options granted in the year ended September 30, 2002 was CDN $9.79.

e) Common share purchase warrants

In November 2001, the Company issued 100,256 common shares in net settlement of the remaining 120,000 common share purchase warrants which were granted pursuant to a licensing agreement entered into in December 1998. Accordingly, the estimated fair value of the warrants of $1,244,000 was transferred from additional paid in capital to share capital.

f) Shareholder rights plan

Pursuant to a shareholders rights plan (the “Plan”) approved February 10, 1999 and amended March 5, 2002, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan is valid until the first shareholders meeting held after March 5, 2005.

14. INCOME TAXES

(a) The components of the provision for (recovery of) income taxes are as follows:

(in thousands of U.S.$)

	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
Provision for current income taxes:
Canada	2,549	—	—
Foreign	37	—	—
	2,586	—	—
Recovery of deferred income taxes:
Canada	(8,495)	—	—
Foreign	(868)	—	—
	(9,363)	—	—

Recovery of income taxes	(6,777)	—	—

(b) The provision for income taxes is based on net income (loss) before income taxes as follows:

(in thousands of U.S.$)

	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
Canada	66,646	(41,197)	(8,287)
Foreign	(20,971)	(11,689)	(3,210)
	45,675	(52,886)	(11,497)

(c) The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 35.60% [2003 - 39.25%; 2002 - 40.87%] statutory tax rate, is:

(in thousands of U.S.$)	Year ended December 31,2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
Income taxes at statutory rates	16,260	(20,758)	(4,699)
Effect of Canadian tax rate changes on deferred tax assets and liabilities	—	872	976
Foreign tax rate differences	3,096	2,499	4,240
Research and development tax credits	(2,147)	(1,158)	(1,430)
Tax benefit of foreign exchange losses	(5,903)	—	—
Expenses not deductible for tax purposes	2,094	3,642	—
Change in valuation allowance	(20,910)	14,359	1,446
Other	733	544	(533)
Income tax recovery	(6,777)	—	—

(d) The tax effects of temporary differences that give rise to significant components of the deferred income tax assets and deferred income tax liabilities are presented below:

(in thousands of U.S.$)	December 31, 2004	December 31, 2003
	$	$
Deferred income tax assets:
Book amortization in excess of tax depreciation	7,810	2,876
Loss carry forwards	6,586	18,640
Capital loss carry forwards	3,458	2,960
Research and development deductions and credits	17,569	19,815
Other assets	11,693	5,015
Total gross deferred income tax assets	47,116	49,306
Valuation allowance	(18,786)	(39,696)
Total future tax assets	28,330	9,610
Less: Non-current portion of deferred income tax assets	(12,840)	(9,610)
Current deferred income tax assets	15,490	—

Deferred income tax liabilities:
Identifiable intangible assets	11,253	12,056
Tax deductions in excess of accounting deductions	9,609	—
Total gross deferred tax liabilities	20,862	12,056
Less: Non-current portion of deferred income tax assets	(12,840)	(9,610)
Net non-current deferred income tax liabilities	8,022	2,446

Realization of the deferred income tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes. During 2004, the Company’s operations supported that the “more likely than not” test for accounting purposes has been met with respect to Canadian deferred income tax assets and accordingly, the valuation allowance that had been recorded in the past against the net deferred income tax asset was reversed. A valuation allowance has been provided for the portion of deferred income tax assets relating to foreign jurisdictions.

The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period. In addition, due to the change in control of the acquired companies in the current and prior periods, the future utilization of certain loss carryforwards and tax credits that were incurred by the acquired companies prior to acquisition will be restricted and subject to annual limitations.

(e) As at December 31, 2004, the Company has scientific research and experimental development expenditures in the amount of $16,652,000 (December 31, 2003 - $30,261,000) available for carry-forward indefinitely to reduce future taxable income. The Company has unclaimed Canadian and U.S. federal and provincial/state investment tax credits of approximately $10,323,000 and $4,525,000 respectively (December 31, 2003 - $8,630,000 and $3,229,000) available to reduce future income taxes otherwise payable. The Company has loss carry forwards of approximately $41,022,000 (December 31, 2003 - $61,000,000) available to offset future taxable income in the United States ($8,981,000), Switzerland ($29,495,000) and the Netherlands ($2,546,000).

The investment tax credits and loss carry forwards expire as follows:

(in thousands of U.S.$)	Federal investment tax credits	Provincial/state investment tax credits	Loss carryforwards
	$	$	$
2006	69	—	—
2007	199	—	—
2008	748	—	—
2009	1,104	60	6,323
2010	1,340	584	8,875
2011	1,701	693	14,299
2012	1,279	679	—
2013	972	527	—
2014	1,182	657	—
2015	296	164	—
2019	244	248	2,105
2020	400	329	458
2021	358	247	2,070
2022	212	170	389
2023	150	141	3,715
2024	69	26	242
Indefinitely	—	—	2,546
	10,323	4,525	41,022

The Company has capital loss carryforwards of approximately $8,908,000 (December 31, 2003 - $7,777,000) available to offset future taxable income in Canada ($3,337,000) and the United States ($5,571,000). The capital loss carryforwards available to offset future taxable income in Canada can be carried forward indefinitely. The capital loss carryforwards available to offset future taxable income in the United States expire in 2008 and 2009.

15. COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through July 2019. Future minimum annual lease payments under these leases are as follows:

(in thousands of U.S.$)	$
2005	1,547
2006	1,791
2007	1,591
2008	1,501
2009	1,501
Thereafter	14,380
22,311

Rent expense for the year ended December 31, 2004 amounted to $1,333,000 [fifteen month period ended December 31, 2003 - $1,483,000; year ended September 30, 2002 - $425,000].

(b) License agreements

Pursuant to various license agreements, the Company is responsible for the payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, and the payment of amounts upon the achievement of certain milestones. In addition, the Company is committed to future research and development expenses related to its clinical trials and research and development programs [note 16].

(c) Contingencies

i)                                         The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii)                                      Oppositions have been filed with respect to three granted European patents that relate to certain products (EP0706376, EP0711158 and EP0809515). The Oppositions on European Patent No EP7011158 and EP0809515 are at an early stage with opposition briefs filed in October 2004 and January 2005 respectively. The Opposition on European Patent No. EP0706376 has had recent activity. On January 24, 2005, the European Patent Office Opposition Division announced a favourable ruling and maintained the validity of the Company’s Patent No. EP0706376 with various claims, including claims to stents coated with composition of paclitaxel and a polymeric carrier. An opposition has also been filed by a third party against one of the Company’s Japanese patents that relate to stents (No. 3423317). An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal, could result in revocation of the Company’s patent or a narrowing of the scope of protection afforded by the patent. The ultimate outcomes of the Japanese and European Oppositions, including appeals, are uncertain at this time.

iii)                                   In February 2005 the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems for patent infringement. The ultimate outcome of the patent infringement case is uncertain at this time. On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company’s stent patents is invalid and is seeking to have that patent revoked. The outcome of this legal proceeding is uncertain at this time

iv)                                  The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

16. LICENSE AND DISTRIBUTION, MANUFACTURING AND OTHER AGREEMENTS

The Company’s most significant agreements are:

(a) Boston Scientific Corporation (“BSC”) and Cook Incorporated (“Cook”)

In July 1997, the Company, BSC and Cook entered into a licensing agreement and investment agreement (together the “BSC/Cook License Agreement”) which granted each of BSC and Cook a co-exclusive, worldwide right and license to use, manufacture, distribute, and sell certain technology of the Company for endoluminal vascular and gastrointestinal applications on or incorporated in stents and other drug delivery devices.

In September 2004 the 1997 license agreement with Cook, Incorporated (“Cook”) was amended to accommodate Cook’s election to return all licensed rights related to the coronary vascular field and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. The agreement was amended to increase the royalty rate upon the commercial sale of paclitaxel-eluting peripheral vascular stent products; to provide the Company with the ability to grant sublicensing rights to BSC for the paclitaxel-eluting coronary vascular products; and to provide Cook with a multi-year extension to the license agreement related to the peripheral vascular and gastrointestinal fields of use. In consideration for these amendments a $25.0 million upfront license payment was made to Cook upon execution of the amended agreement, which will be amortized over the estimated life of the future benefit of ten years.

In November 2004 the 1997 License Agreement with Boston Scientific Corporation (“BSC”) was amended upon BSC’s election to become the exclusive worldwide licensee to our coronary drug-eluting stent technology. Pursuant to the terms of the 1997 License Agreement with BSC, the royalty rates will be increased by 1% across all royalty tiers upon BSC’s election for exclusivity. BSC was also granted the right to sublicense the drug-eluting coronary vascular stent technology to third parties for consideration of $13.9 million which was recognized as license revenue in 2004. If BSC exercises its sublicensing rights in the future, the Company will receive a percentage of any sublicensing consideration paid to BSC (subject to a minimum amount of $100 million and maximum amount of $250 million) and a royalty rate payable on any third party product sales.

Pursuant to the amended BSC/Cook License Agreement, each of BSC and Cook agreed to reimburse the Company for certain research and development expenses, make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The agreement may be terminated by either party if regulatory milestones are not met. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

(b) National Institute of Health (“NIH”)

In November 1997, the Company entered into an exclusive license agreement with the Public Health Service of the United States, through the NIH whereby the Company was granted an exclusive, worldwide license to certain technologies of the NIH relating to the use of paclitaxel. Pursuant to this license agreement, the Company agreed to pay NIH milestone payments upon certain critical clinical and commercial development milestones and pay royalties on net product sales.

(c) NeoRx Corporation (“NeoRx”)

In December 1998, the Company entered into an exclusive license agreement with NeoRx whereby the Company was granted an exclusive, worldwide license to certain technologies of NeoRx relating to the use of paclitaxel and analogues and derivatives for non-oncological diseases. Pursuant to this license agreement, the Company issued 63,846 common shares and 230,000 common share purchase warrants valued at $1.2 million [note 13(e)]. In addition, as per the license agreement, the Company was committed to pay $1.5 million of balloon milestone payments to NeoRx that become due when the Company’s corporate partners reached certain levels of cumulative net sales of the drug-eluting stent. This amount was paid in full during the year ended December 31, 2004.

(d) Baxter Healthcare Corporation (“Baxter”)

In April 2003, the Company finalized a Distribution and License and a Manufacturing and Supply Agreement with Baxter, providing Baxter with the worldwide (excluding Japan and certain other territories) right to manufacture and distribute the Company’s surgical sealant product, CoSeal®, and an option to license the Company’s non-drug loaded surgical anti-adhesive product, Adhibit™ in the U.S., which is not currently approved for sale in the U.S. These products were acquired in the BioMaterials acquisition. Pursuant to the agreements, the Company received an upfront payment of $8.0 million, of which $6.0 million is non-refundable. The Company received an additional $4.0 million in milestone payments upon the approved transfer of manufacturing of the CoSeal surgical sealant product to Baxter and may receive up to an additional $11.0 million if Baxter exercises its option to license one other product and extend the exclusive distribution rights for two current products. Up to $2.0 million of the upfront payment is refundable if the Company terminates the agreement, at its option, upon the failure of Baxter to achieve certain minimum sales, and the Company elects to distribute the product.

(e) Consolidation of research and development facilities

In October 2004, the Company began a process of consolidating its research and development facilities by centralizing certain research and development activities. This process will result in a reduction of personnel at the Company’s Palo Alto facility over a nine month period. The Company estimates total restructuring and termination related costs of approximately $4.6 million. In 2004, the Company recorded expenses of $2.6 million of which $2.3 million was included in research and development expenses (including $0.6 for stock based compensation) and $0.3 million was included in selling, general and administration expenses. Of the total amount accrued, $1.0 million was paid out prior to year end leaving $1.0 million in accrued liabilities at December 31, 2004. The Company expects to record additional expenses of $2.0 million in the first half of 2005, including $0.7 million for stock based compensation.

17. SEGMENTED INFORMATION

The Company operates in one segment: drug-eluting medical devices and therapeutic biomaterials. In prior years, the Company reported information in three operating segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials. Based on the success of the TAXUS® Express2™ drug-eluting stent and the royalty revenue derived from sales of this product and as the Company’s corporate strategy evolved during 2004, our chief decision makers began managing the Company’s business as one segment as described above. Accordingly, the comparative segmented information has been restated to conform with presentation adopted in the current year.

The Company focuses on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with a surgical procedure or the implantation of a medical device.

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or, for revenue from collaborators, the location of the collaborator’s customers:

(in thousands of U.S.$)	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
Revenue - TAXUS®:
Royalty revenue:
United States	76,084	—	—
Europe	14,913	2,587	—
Rest of World	7,411	1,627	5
	98,408	4,214	5
License fees:
United States	13,900	—	—
Total TAXUS®	112,308	4,214	5

Revenue-other:
United States	15,235	14,952	4,650
Rest of World	3,237	1,283	—
Total other revenue	18,472	16,235	4,650

Total revenue	130,780	20,449	4,655

Long-lived assets including goodwill:

(in thousands of U.S.$)	December 31, 2004	December 31, 2003
	$	$
United States	63,018	61,772
Canada	34,258	8,944
Switzerland	12,572	—
Netherlands	4,421	—
	114,269	70,716

During the year ended December 31, 2004, revenue from one licensee represents approximately 86% of total revenue, including license income of $13.9 million (20% for the fifteen month period ended December 31, 2003).

18. CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations was as follows:

(in thousands of U.S.$)	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
Accrued interest on short-term and long-term investments	(1,778)	814	1,842
Accounts receivable	3,748	(3,282)	(91)
Inventories	1,073	(615)	—
Prepaid expenses and deposits	46	(958)	7
Accounts payable and accrued liabilities	13,564	(1,854)	341
Income taxes payable	1,216	—	—
Deferred costs	1,566	(1,566)	—
	19,435	(7,461)	2,099

Supplemental disclosure:

(in thousands of U.S.$)	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
Common shares issued for acquisition of BioMaterials [note 4(b)]	—	44,062	—
Common shares issued for medical technologies	—	—	1,244
Income taxes paid	730	—	—

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) which, as applied in these financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except for the following differences:

(a)               Under Canadian GAAP, when a research and development project meets Canadian GAAP criteria for deferral and amortization, amounts paid for medical technologies are capitalized and amortized over the expected useful life.

(b)              Under Canadian GAAP, in-process research and development that meets certain criteria for deferral and amortization is capitalized as an intangible asset and is amortized over its expected useful life. On January 31, 2003 and December 4, 2003, the Company acquired in-process research and development in the acquisitions of BioMaterials and BioCoatings of $3,555,000 and $3,084,000 respectively. Accordingly, these amounts have been capitalized for Canadian GAAP purposes. Amortization of in-process research and development is provided using the straight-line method over 7-0 years and amounted to $829,000 for the year ended December 31, 2004 ($458,000 for the fifteen month period ended December 31, 2003).

For Canadian GAAP purposes, the Company recorded an additional future income tax liability of $1,171,000 on the difference between the carrying value and tax base of the in-process research and development capitalized in the BioCoatings acquisition. During the year ended December 31, 2004, the future income tax recovery was adjusted by $117,000 for Canadian GAAP purposes to reflect the reduction in the temporary difference due to the amortization of the BioCoatings in-process research and development.

(c)               Under Canadian GAAP, short-term and long-term investments classified as available for sale are recorded at the lower of cost plus accrued interest and market. Accordingly, unrealized losses on available for sale securities of $1,635,000 included in other comprehensive income have been reversed for Canadian GAAP purposes.

(d)     If Canadian GAAP were followed:

(i)      the effect on the Statements of Income (Loss) would be:

(in thousands of U.S.$, except per share data)	Year ended December 31,2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
Net income (loss) for the period, U.S. GAAP	52,452	(52,886)	(11,497)
Adjustment for medical technologies expense and amortization [a]	(1)	(1,380)	(1,499)
Adjustment for amortization of in-process research and development [b]	(829)	(458)	—
Adjustment for purchase of in-process research and development [b]	—	6,639	—
Adjustment for FIT recovery on amortization of in-process research and development [b]	117	—	—
Other	53	119	182
Net income (loss) for the period, Canadian GAAP	51,792	(47,966)	(12,814)

Basic net income (loss) per common share, Canadian GAAP	0.62	(0.68)	(0.20)
Diluted net income (loss) per common share, Canadian GAAP	0.60	(0.68)	(0.20)

Basic weighted average number of common shares (in thousands)	83,678	70,580	62,532
Diluted weighted average number of common shares (in thousands)	85,697	N/A	N/A

(ii)     Balance Sheet items which would differ under Canadian GAAP are as follows:

(in thousands of U.S. $)	December 31, 2004	December 31, 2003
	$	$
Intangible assets	70,807	36,483
Goodwill	34,517	31,657
Short-term investments	153,269	32,665
Long-term investments	73,318	16,427
Total assets	487,443	402,906
Future income tax liability	9,076	3,617
Contributed surplus	12,030	6,273
Cumulative translation adjustment	22,100	22,119
Accumulated other comprehensive income	—	—
Deficit	36,525	88,317

e) Pro forma information –Stock based compensation

The following pro forma financial information presents net income for the period and basic and diluted net income (loss) per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model [see note 13(d) for pro forma assumptions].

Applying the above, supplemental disclosure of pro forma loss and loss per shares is as follows:

(in thousands of U.S.$, except per share amounts)	Year ended December 31, 2004	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$	$
Net income (loss) for the period – Canadian GAAP	51,792	(47,966)	(12,814)
Add: Stock based employee compensation expense included in reported net income (loss) above	5,757	2,975	—
Deduct: Total stock based employee compensation expense using fair value based method for all awards	(14,262)	(15,235)	(13,782)
Pro forma net income (loss) for the period, Canadian GAAP	43,287	(60,226)	(26,596)
Basic net income (loss) per common share
As reported	0.62	(0.68)	(0.20)
Pro forma	0.52	(0.85)	(0.43)
Diluted net income (loss) per common share
As reported	0.60	(0.68)	(0.20)
Pro forma	0.51	(0.85)	(0.43)

20. OTHER INFORMATION

The following presents the conversion of the Company’s comparative financial information from Canadian dollars and Canadian GAAP to U.S. dollars and U.S. GAAP:

a) Balance sheet at December 31, 2003

(in thousands)	As previously reported Canadian GAAP CDN$	As restated U.S. GAAP U.S.$
ASSETS
Current
Cash and cash equivalents	341,361	264,129
Short-term investments	42,216	32,665
Accounts receivable	7,358	5,694
Inventories	2,476	1,916
Deferred costs	2,024	1,566
Prepaid expenses and deposits	2,145	1,660
Total current assets	397,580	307,630
Long-term investments	21,230	16,801
Property and equipment, net	13,100	10,136
Intangible assets, net	47,150	30,094
Goodwill	40,913	30,486
Other assets	743	575
	520,716	395,722
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,401	7,275
Deferred revenue – current portion	5,516	4,268
Total current liabilities	14,917	11,543
Deferred revenue	2,701	2,090
Deferred leasehold inducement	2,937	2,272
Deferred income taxes	4,674	2,446
	10,312	6,808
Shareholders’ equity
Share capital	622,391	443,311
Additional paid in capital	9,060	8,525
Accumulated deficit	(127,885)	(96,872)
Accumulated other comprehensive income	(8,079)	22,407
Total shareholders’ equity	495,487	377,371
	520,716	395,722

b) Statement of loss for the  fifteen month period ended December 31, 2003 and year ended September 30, 2002:

	Fifteen months ended December 31, 2003		Year ended September 30, 2002
(in thousands, except per share data)	As previously reported Canadian GAAP CDN$	As restated U.S. GAAP U.S.$	As previously reported Canadian GAAP CDN$	As restated U.S. GAAP U.S.$

REVENUE
Royalty revenue	5,809	4,353	8	5
Product sales	11,130	8,027	—	—
License fees	10,859	8,069	7,322	4,650
	27,798	20,449	7,330	4,655
EXPENSES
License and royalty fees on royalty revenue	2,603	1,877	—	—
Cost of goods sold – product sales	6,655	4,824	—	—
Research and development	21,027	15,143	16,311	10,520
Selling, general and administrative	26,214	18,562	12,104	7,705
Amortization	14,617	8,751	3,141	498
Acquired in-process research and development	—	6,639	—	—
	71,116	55,796	31,556	18,723
Operating loss	(43,318)	(35,347)	(24,226)	14,068

Other income (expenses):
Foreign exchange gain (loss)	(27,942)	(20,155)	629	377
Investment and other income	3,745	2,688	3,454	2,194
Interest expense – capital lease	(101)	(72)	—	—
Total other income (expenses)	(24,298)	(17,539)	4,083	2,571
Loss for the period	(67,616)	(52,886)	(20,143)	(11,497)

Basic and diluted loss per common share	(0.96)	(0.75)	(0.32)	(0.18)

c) Statement of cash  flows for the  fifteen month period ended December 31, 2003 and year ended September 30, 2002:

	Fifteen months ended December 31, 2003		Year ended September 30, 2002

(in thousands)	As previously reported Canadian GAAP CDN$	As restated U.S. GAAP U.S.$	As previously reported Canadian GAAP CDN$	As restated U.S. GAAP U.S.$

OPERATING ACTIVITIES
Loss for the period	(67,616)	(52,886)	(20,143)	(11,497)
Add items not involving cash:
Amortization	16,110	9,813	3,141	498
Unrealized foreign exchange loss (gain)	1,597	1,214	(676)	(429)
Unrealized loss on investments	—	—	119	61
Deferred leasehold inducement	400	404	—	—
Loss on disposal of property and equipment	2	2	97	77
Equity income	(230)	(178)	—	—
Stock based compensation expense	4,024	3,094	—	182
Acquired in-process research and development	—	6,639	—	—
Deferred revenue	6,323	4,285	(884)	(561)
Net change in non-cash working capital items relating to operations	(10,593)	(7,461)	3,330	2,099
Cash used in operating activities	(49,683)	(35,074)	(15,016)	(9,570)

INVESTING ACTIVITIES
Purchase of short-term investments	(269,662)	(186,983)	(140,640)	(89,207)
Proceeds from short-term investments	346,512	237,723	169,329	106,797
Purchase of long-term investments	(20,925)	(16,047)	—	—
Purchase of property and equipment	(5,282)	(4,095)	(6,489)	(4,202)
Proceeds on disposal of property and equipment	8	5	9	6
Acquisition of subsidiaries, net of cash acquired	(28,451)	(22,075)	—	—
Acquisition of medical technologies	(2,351)	(1,483)	—	—
Restricted cash	2,434	1,801	—	—
Other assets	117	86	—	—
Leasehold inducements received	715	451	1,822	1,169
Cash provided by (used in) investing activities	23,115	9,383	24,031	14,563

FINANCING ACTIVITIES
Repayments of capital lease obligation	(2,084)	(1,542)	—	—
Issuance of common shares – net of issue costs	320,928	238,428	—	—
Proceeds from stock options exercised	34,992	25,508	2,308	1,471
Cash provided by financing activities	353,836	262,394	2,308	1,471
Effect of exchange rate changes on cash and cash equivalents	(440)	18,262	—	667
Net increase in cash and cash equivalents during the period	326,828	254,965	11,323	7,131
Cash and cash equivalents, beginning of period	14,533	9,164	3,210	2,033
Cash and cash equivalents, end of period	341,361	264,129	14,533	9,164

FORM 52-09FT2

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.                    I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-09 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the period ending December 31, 2004;

2.                    Based on my knowledge, the annual filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.                    Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

DATE: February 28, 2005

/s/ William L. Hunter
Per: Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-09FT2

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Mr. David M. Hall, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.                    I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-09 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the period ending December 31, 2004;

2.                    Based on my knowledge, the annual filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.                    Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

DATE: February 28, 2005

/s/ David M. Hall
Per: Mr. David M. Hall, Chief Financial Officer

Notes

Corporate Directory

Directors
David T. Howard, Chairman of the Board (1), (2), (3)
Chairman
SCOLR, Inc.

Hartley T. Richardson (1)
President & Chief Executive Officer
James Richardson & Sons, Ltd.

Glen D. Nelson, MD (3)
Chairman
GDN Holdings LLC

Ned Brown (2), (3)
Managing Director, Co-Founder
Caxton Healthcare Acquisition

Arthur H. Willms (1), (2)
President and COO (Ret.), Current Director
Westcoast Energy, Inc.

William L. Hunter, MD, MSc
President and Chief Executive Officer
Angiotech Pharmaceuticals, Inc.

Executive Officers
William L. Hunter, MD, MSc
President and Chief Executive Officer

David M. Hall, BA, BComm
Chief Financial Officer
Secretary & Treasurer

Jeanne M. Bertonis, MBA
Chief Business Officer

David D. McMasters, ESQ
Senior Vice President, Legal & General Counsel

Gary Ingenito, MD, PhD
Senior Vice President
Clinical and Regulatory Affairs

Rui Avelar, MD
Senior Vice President
Medical Affairs and Communications

Corporate Headquarters
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, British Clumbia
CANADA V6A 1B6

Tel: (604) 221-676
Fax: (604) 221-330
www.angiotech.com

Stock Information
TSX : ANP
NASDAQ : ANPI

Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
CANADA V6C 3B9

Auditors
Ernst & Young, LLP
23rd Floor, 700 West Georgia Street
Vancouver, British Columbia
CANADA V7Y 1C7

Legal Counsel
Irwin, White & Jennings
2620 – 1055 West Georgia Street
Vancouver, British Columbia
CANADA V6E 3R5

Heller Ehrman White & McAuliffe LLP
6100 – 701 Fifth Avenue
Seattle, Washington
USA 98104

Patent Counsel
Seed Intellectual Property Law Group
6400 – 701 Fifth Avenue
Seattle, Washington
USA 98104

Annual Meeting
The annual meeting of shareholders
will take place on Thursday, June 9,
2005 beginning
9:00 AM PST at:

Hyatt Regency Vancouver
644 Burrard Street
Vancouver, British Columbia
CANADA

Investor Information
Investors, shareholders and security
analysts seeking information about
the Company should refer to the
Company’s website at www.angiotech.com or
call Investor Relations
at (604) 221-676.

(1) member, Audit Committee
(2) member, Executive Compensation Committee
(3) member, Governance & Nominating Committee

ANNUAL REPORT ADDENDUM

On page 14 of the Angiotech Pharmaceuticals 2004 Annual Report, under the section “Approved Products,” the paragraph under the Heading “Non-Coronary Stents: Zilver® Paclitaxel-Eluting Peripheral Stent” should be placed on page 19 under the section “Products in Development” before the paragraphs under the Heading “Chemo Anti-Infective Catheters.”